File No. _____________


  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1999



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

     UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          AVID SPORTSWEAR & GOLF CORP.
                 (Name of Small Business Issuer in Its Charter)


                NEVADA                                88-0374969
    (State or Other Jurisdiction of                (I.R.S. Employer
    Incorporation or Organization)               Identification Number)

                                    ---------

                        22 South Links Avenue, Suite 204
                             Sarasota, Florida 34236
                            Telephone: (941) 330-8051

                                   Copies to:

        Clayton E. Parker, Esq.                   Troy J. Rillo, Esq.
       Kirkpatrick & Lockhart LLP              Kirkpatrick & Lockhart LLP
 201 S. Biscayne Boulevard, Suite 2000   201 S. Biscayne Boulevard, Suite 2000
          Miami, Florida 33131                    Miami, Florida 33131
       Telephone: (305) 539-3300               Telephone: (305) 539-3300

                                    ---------

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange
       TITLE  OF  EACH  CLASS  TO  BE  SO        ON WHICH EACH CLASS IS TO BE
       REGISTERED                                REGISTERED
       None                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

       Common Stock,  par value $0.001 per share


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                                     PART I

      FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. THIS FILING CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS,
(A) AVID SPORTSWEAR & GOLF CORP.'S ("AVID SPORTSWEAR" OR THE "COMPANY") PROJECTED SALES AND PROFITABILITY, (B) THE COMPANY'S GROWTH STRATEGIES, (C) ANTICIPATED TRENDS IN THE COMPANY'S INDUSTRY, (D) THE COMPANY'S FUTURE FINANCING PLANS, (E) THE COMPANY'S ANTICIPATED NEEDS FOR WORKING CAPITAL AND (F) BENEFITS RELATED TO THE ACQUISITION OF AVID SPORTSWEAR, INC., A CALIFORNIA CORPORATION. IN ADDITION, WHEN USED IN THIS FILING, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "IN ANTICIPATION OF," "EXPECTS," AND SIMILAR WORDS ARE INTENDED TO IDENTIFY CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED LARGELY ON THE COMPANY'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CHANGES IN TRENDS IN THE ECONOMY AND THE COMPANY'S INDUSTRY, DEMAND FOR THE COMPANY'S PRODUCTS, UNEXPECTED CHANGES IN FASHION TRENDS, PRIOR SEASON INVENTORIES, COMPETITION, REDUCTIONS IN THE AVAILABILITY OF FINANCING AND AVAILABILITY OF RAW MATERIALS, THE SEASONAL NATURE OF THE COMPANY'S BUSINESS, THE EXTREMELY COMPETITIVE NATURE OF THE GOLF APPAREL AND SPORTSWEAR INDUSTRIES AND OTHER FACTORS. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FILING WILL IN FACT OCCUR. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES.

ITEM 1.     DESCRIPTION OF BUSINESS.

OVERVIEW

      Through our wholly-owned subsidiary, Avid Sportswear, Inc., we design, manufacture and market distinctive premium and moderately-priced sportswear. We sell our products primarily through golf pro shops and resorts, corporate sales accounts and better specialty stores. Our sportswear is marketed under the following labels:

      o     Avid Sportswear;
      o     Dockers Golf; and
      o     British Open Collection.

      We market larger size sportswear under the "Avid Sportswear" label, in both premium and moderately-priced product categories. Our moderately-priced product, regular size product category is marketed under the "Dockers Golf" label, while our premium-priced, regular size product category is marketed under the "British Open Collection" label. Eventually our product line may include non-apparel, golf-related products. Our products feature distinctive, comfortable designs made primarily of natural fibers. All of our products are manufactured by independent contractors located mainly in Southern California. Embroidering, warehousing and certain other functions are performed in a leased facility located in Gardena, California. Our goal is to become one of the most recognized and respected brands in sports apparel by expansion of existing labels, purchasing other apparel businesses or licensing other brand names. We believe this industry is highly fragmented and ripe for consolidation.

      We were formed on September 19, 1997 in Nevada under the name Golf Innovations Corp. We had no significant operations until March 1, 1999, at which time we acquired Avid Sportswear, Inc. From its inception on October 6, 1988 in California, Avid Sportswear, Inc.'s business has involved the design, manufacture and marketing of golf apparel. On March 1, 1999, Avid Sportswear, Inc. became our wholly-owned subsidiary and it continues to operate as a separate legal entity. To better identify ourselves with the "Avid Sportswear" brand, we changed our name to Avid Sportswear & Golf Corp. on May 27, 1999. All of our operations are conducted through Avid Sportswear, Inc.

PURCHASE OF AVID SPORTSWEAR, INC.

      On December 18, 1998, we entered into an agreement to purchase Avid Sportswear, Inc. from its shareholders. The purchase was completed on March 1, 1999. We paid $725,000 in cash and issued 1,100,000 shares of our common stock to the former shareholders of Avid Sportswear, Inc. In connection with the


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purchase, we were required to advance $1,826,111 to Avid Sportswear,  Inc. to be used to satisfy certain liabilities owed by Avid Sportswear, Inc. Avid Sportswear, Inc. remains liable for any liabilities which existed on March 1, 1999. We received standard representations and warranties from the former shareholders of Avid Sportswear, Inc., who also agreed to indemnify us for certain events.

LICENSES TO USE CERTAIN TRADEMARKS

      Of the three labels our products are marketed under, the "Dockers Golf" and "British Open Collection" are licensed from their respective owners. The "Avid Sportswear" label is owned by our wholly-owned subsidiary. A description of these licenses follows:

      BRITISH OPEN COLLECTION. On December 8, 1998, our wholly-owned subsidiary obtained the sole and exclusive right and license to use certain trademarks associated with the British Open Golf Championship. The licensor is The Championship Committee Merchandising Limited, which is the exclusive licensor of certain trademarks from The Royal & Ancient Golf Club of St. Andrews, Scotland. This license is for the United States and its territories and has a seven year term. Under this license, our wholly-owned subsidiary may manufacture, advertise, distribute and sell products bearing the licensed trademarks to specialty stores and the menswear departments of department stores. It is not permitted to sell these products to discount stores or mass-market retail chains. In return for this license, our wholly-owned subsidiary must pay the licensor, on a quarterly basis, a royalty equal to five percent of net wholesale sales of products bearing these trademarks, subject to a guaranteed minimum royalty. Net wholesale sales means the invoiced wholesale billing price, less shipping, discounts actually given, duties, insurance, sales taxes, value-added taxes and credits allowed for returns or defective merchandise. Our wholly-owned subsidiary may also deduct uncollectible accounts up to a total of five percent of such sales. The guaranteed minimum royalty is as follows:

         CONTRACT YEAR:    MINIMUM ROYALTY:
         --------------    ----------------
               1               $100,000
               2               $125,000
               3               $150,000
               4               $175,000
               5               $200,000
               6               $200,000
               7               $200,000

      The licensor has the right to approve or disapprove in advance of sale the quality, style, color, appearance, material and worksmanship of all licensed products and packaging. It may also approve or disapprove any and all endorsements, trademarks, trade names, designs and logos used in connection with the license. Our wholly-owned subsidiary must submit samples of the licensed products to the licensor for examination and approval or disapproval prior to sale.

      DOCKERS GOLF. On May 10, 1999, our wholly-owned subsidiary obtained the exclusive, nonassignable right to use the "Dockers Golf" trademark solely in connection with the manufacturing, advertising, distribution and sale of products to approved retailers. The licensor is Levi Strauss & Co. This license is for the United States, its territories and Bermuda. This license requires us to pay royalties to Levi Strauss & Co., subject to a minimum royalty. A description of the license has been omitted because the Company has sought confidential treatment from the Securities and Exchange Commission.

BUSINESS STRATEGY

      Our goal is to become one of the most recognized and respected brands in sports apparel. Key elements of our business strategy include:


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      o     EXPAND  PRODUCT  LINE.  We  intend  to expand  our  product  line by licensing or purchasing existing brands of sportswear. We expect to target brands which will complement the existing brands by filling a perceived market niche, having name recognition and/or offering new price points. We believe this strategy is best demonstrated by the purchase of the "Avid Sportswear" label and the license of the "Dockers Golf" and "British Open Collection" labels. We also intend to continue to expand our product line to include slacks, shorts and outerwear by capitalizing on our existing and future brands.

      o MARKET PENETRATION OF EXISTING LABELS. We hope to leverage our brands into greater shelf space by cross-promoting our products and by offering in-store fixturing programs. In addition, we intend to hire additional sales staff and independent sales representatives to broaden our customer base. Our customer base consists of approximately 5,500 customers in the United States compared to a market, we estimate, of more than 15,000 golf pro shops and 3,500 better specialty stores. We intend to use our labels and sales staff to broaden our customer base and increase our average order size.

      o INTERNATIONAL MARKETS. We believe the international markets will provide us with new opportunities for the Avid Sportswear label and other labels we may acquire in the future. We intend to enter these markets by using distributors and licensees who are familiar with the local markets. We believe international markets are receptive to American lifestyle apparel brands in general and will be receptive to the Avid Sportswear label in particular.

MARKET

      According to industry estimates, net sales of apparel at retail were $177 billion in 1998, with $54.3 billion and $92.6 billion spent on men's and women's apparel, respectively. Sportswear represents a growing portion of consumer wardrobes because of a trend toward casual dress in the workplace. For example, according to industry estimates, between 1996 and 1998 sales of men's and women's apparel grew 10.0% and 8.9%, respectively. Our target customers are sports-minded professional men and women who like casual, high-quality and distinctively styled apparel that reflects an active lifestyle.

      Golf apparel represents a subset of the apparel industry. Golf's popularity has risen in recent years. As a result, golf apparel sales at retail were $1.16 billion in 1996, $1.92 billion in 1997 and were estimated at $2.10 billion in 1998. In addition, the number of rounds played in the United States increased from 431 million in 1987 to 547 million in 1997. Over this same time frame, the number of golfers in the United States increased from 21.2 million to
26.5 million. The National Golf Foundation projects the market for sales apparel sold through all golf facilities to increase between 3% to 5% annually through 2005. As indicated above, we believe there are over 15,000 golf pro shops and 3,500 better specialty stores in the United States.

COMPETITION

      The sportswear and outerwear segments of the apparel industry are highly competitive. Competition is based primarily on brand recognition, product differentiation and quality, style and production flexibility. Five companies account for about one-quarter of all apparel sales in the industry. These companies are: Polo/Ralph Lauren, Cutter & Buck, Ashworth, Antiqua and Izod. Between 200 and 300 companies account for the remaining apparel sales in the industry. Many of these companies have greater resources and sell brands with greater name recognition than us. We are attempting to differentiate ourselves from our competitors by purchasing or licensing well-established brand names and producing high quality, stylish sportswear.

PRODUCTS

      We design industry-leading products which feature high-quality materials, such as fine-gauge combed cotton, virgin wools and performance microfibers. Our products are finished with unique trims, special fabric finishes and washes and extra needlework. All of our manufacturing is outsourced to independent contractors located mainly in Southern California. We offer distinctive products under the following three labels:


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      o     Avid Sportswear;
      o     Dockers Golf; and
      o     British Open Collection.

      AVID SPORTSWEAR. The Avid Sportswear label is designed exclusively for the men's market and is sold in the premium and mid-priced product categories. This product line features larger sizing, higher quality materials and sewing, and more detailed designs in the premium category than in the mid-priced category. It is marketed to golfers and others.

      DOCKERS GOLF. The Dockers Golf label is designed for the men's and women's market. It is marketed to brand-conscious golfers seeking moderately priced, high quality golf apparel. This label appeals to the casual market, and is rugged and durable.

      BRITISH OPEN COLLECTION. The British Open Collection label is designed for the men's market. It is marketed exclusively as a premium brand, and will combine the elegance and tradition that characterizes the British Open Golf Tournament. This label is made of the finest quality material and features detailed designs and embroidery.

PRODUCT DEVELOPMENT

      Our experienced product development team determines product strategy, color and fabric selection. With respect to the "British Open Collection" and "Dockers Golf" labels, the respective licensors have the right to approve or disapprove the design and other aspects of our products prior to sale and may require modifications. Our design and production teams coordinate product development, negotiate price and quantity with cutting and sewing contractors, purchase fabrics and trim, and establish production scheduling. These teams also coordinate the inspection of fabric deliveries and perform fabric testing for shrinkage and color-fastness. Except for embroidering, all manufacturing is outsourced to independent contractors. We do not have any long-term agreements with our contractors. Our quality control personnel are responsible for inspecting finished goods on arrival from our contractors.

      The production of our product lines is time sensitive. Due to seasonal variations in the demand for golf apparel, we are required to forecast market demand, place raw material orders and schedule cutting and sewing services in order to have inventory available to meet projected sales. Our designs are usually finalized between six and nine months prior to the display of our seasonal product lines by customers. We design for two collections per year, the spring/summer and winter/fall seasons. Collections are shipped about three to four months in advance of display by our customers.

      Since we did not begin significant operations until March 1, 1999, the date we acquired Avid Sportswear, Inc., we did not spend any money on product development in 1998 or 1997. We estimate that Avid Sportswear, Inc. spent $250,000 in 1998 and $175,000 in 1997. We estimate that Avid Sportswear, Inc. will spend $350,000 in 1999 on product development. None of these costs were borne directly by our customers.

SOURCES OF SUPPLY

      The design staff is responsible for creating innovative products for our two seasonal collections. During the design process, our manufacturing sources develop new seasonal textiles in association with the design team. This enables us to source a wide variety of textile and printed artwork designs. Our materials are sourced from a wide variety of domestic and foreign suppliers. The only key supplier we significantly rely on is Levi Strauss & Co., which sources some of the products sold under the Dockers Golf label. We believe we can replace the loss of any supplier other than Levi Strauss & Co. without causing any material harm to our business.

DISTRIBUTION AND SALES

      GENERAL. Our products are distributed in the United States primarily through golf pro shops, resorts and specialty stores. Our products are sold through a dedicated sales staff as well as independent sales representatives.


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As of September  30, 1999,  our sales staff was composed of five  employees  and
twenty-two   independent   sales   representatives.   Each   employee  or  sales
representative is responsible for serving targeted accounts in a specific geographic region through merchandise consultation and training, and for meeting
specific  account  growth  and   average-order-size   goals.  They  present  our
collections each season at national and regional trade shows and at customers' stores through promotional literature and samples. In addition to other responsibilities, these employees and sales representatives implement our merchandise fixturing program with suitable golf pro shops, resorts and specialty stores. Our products are typically sold on open account with payment required within thirty days. Department stores and other chains may require extended credit terms as a condition to carrying a product line. We will where required conform to this industry practice.

      AVID SPORTSWEAR. The Avid Sportswear product line is distributed in the United States primarily through golf pro shops, resorts and specialty stores. This product line has a base of approximately 5,500 customers, and is an approved vendor with Collegiate Licensing Company and sells to several professional sports teams.

      BRITISH OPEN COLLECTION. The British Open Collection product line is distributed in the United States primarily through department stores and high-end golf pro shops. This product line has a base of approximately 500 customers. In the upcoming season, we intend to expand our customer base by targeting high-end golf pro shops, resorts and specialty stores.

      DOCKERS GOLF. The Dockers Golf product line is distributed in the United States primarily through golf pro shops and specialty golf stores. This product line has a base of approximately 2,000 customers. We believe this product line will have broad appeal and expect to target traditional mass merchandise retail outlets as well as the golf pro shops, resorts and specialty stores.

MERCHANDISING AND MARKETING

      We believe our three labels are well-positioned to cater to three distinct product categories - the larger size, premium-priced and moderately-priced product categories. Avid Sportswear features harder-to-find, larger sizes in the premium and moderately priced product categories. The British Golf Collection is an upscale, premium priced product line, and the Dockers Golf is a brand conscious, moderately priced product line. We hope to leverage these brands to expand our product offerings, customer base and average-order-size. All of our products have golf-themes and are color-related. Our labels are generally featured prominently on our products and displays to help build brand loyalty. Our products are directed at sports-minded professional men and woman who like casual, high-quality and distinctively styled apparel that reflects an active lifestyle. We expect our product lines to appeal to both golfers and others who identify with an active lifestyle.

      We currently advertise in national and regional trade magazines and participate in various trade shows. Our products are also marketed on the World Wide Web at http://www.avidsportswear.com, where we provide information and pictures of products. Our promotional program offers point-of-sale displays maintained by our sales staff and independent sales representatives. This in-store fixturing program helps to showcase these collections and enhances our brand image at the point of sale. The fixtures are designed to display assorted elements of our collections and allow the consumer to easily assemble and purchase coordinated outfits.

      Our merchandise is sold and shipped to customers in collection groups. We believe this will help to reinforce the strength of our product offerings.

      For specialty items, have developed an in-house embroidery service and also work with independent embroiderers to embroider the customer's name or logo on our garments.

ORDER BOOKING CYCLE AND BACKLOG

      We receive our orders for a season over a ten month period beginning when samples are first shown to customers and continuing into the season. We begin to take orders for our fall collections in January, generally for delivery between


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May and October and for our spring collection in August,  generally for delivery between November and April. Our domestic backlog, which consists of open, unfilled customer orders, has not historically comprised a significant part of our business. We expect our domestic backlog to become significant in the future with the appeal of the Dockers Golf and British Open Collection labels.

INTELLECTUAL PROPERTY

      We are attempting to build a brand name in the golf apparel industry. To that end, we have received trademark protection in the United States for the "Avid" and "Avid Sportswear" names and logos. We are evaluating whether to apply for trademark protection in other countries. Our name and logo are regarded as valuable assets and critical to marketing our products.

      The names and logos associated with the "British Open Collection" and "Dockers Golf" are licensed from their respective owners.

EMPLOYEES

      We have a total of 55 full-time employees in the United States. Of the total number of full-time employees, 5 work in marketing and sales, 25 in embroidery and sewing, 10 work in warehousing and delivery and 15 work in administrative and other support positions. We also contract with 22 independent sales representatives. None of our employees is a member of a union. We consider our relations with our employees to be good.

FACILITIES

      Our corporate headquarters are located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236. The telephone number is (941) 330-8051. Our corporate headquarters occupies about 2,017 square feet pursuant to a five year lease which will expire on June 30, 2004. Most of our operations are conducted from a 39,640 square foot production and warehouse facility in Gardena, California leased by our wholly-owned subsidiary. This lease has a five year term, expiring on March 31, 2004. Mr. Ingarfield has personally guaranteed these lease obligations. We believe our existing facilities will be adequate for the foreseeable future.

CHANGE OF CONTROL

      As mentioned earlier in this filing, we were formed on September 19, 1997 in Nevada. On or about June 4, 1998, Lido Capital Corporation, an entity wholly-owned by our President, purchased 3,000,000 shares of common stock (adjusted for a 3 for 1 stock split) for $150,000 from our founding shareholders, Thomas Gelfand, Robert Gelfand and Jin Sook Lee. At the time of the purchase, the Company had 6,300,000 shares of common stock outstanding (adjusted for a 3 for 1 stock split). As a result, Lido Capital Corporation obtained a controlling interest in the Company, having acquired 47.6% of its outstanding capital stock. Lido Capital Corporation currently owns 40.0% of the Company's outstanding capital stock.

CERTAIN BUSINESS RISK FACTORS

      Our  Company is subject to various  risks  which may  materially  harm our business, financial condition and results of operations. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

      WE HAVE HISTORICALLY LOST MONEY AND LOSSES MAY CONTINUE IN THE FUTURE

      We have historically lost money. In the years ended December 31, 1998 and December 31, 1997, we sustained losses of $241,548 and $5,609, respectively. These losses exclude the operating results of our wholly-owned subsidiary because it was not acquired until March 1, 1999. Assuming the purchase of our


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wholly-owned  subsidiary  had occurred on January 1, 1998 instead of on March 1,
1999, we would have sustained  losses of $1,163,341 in 1998. For the nine months
ended  September  30,  1999  (which  includes  the  operating   results  of  our
wholly-owned subsidiary), we sustained losses of $2,425,565. Future losses are likely to occur. Our independent auditors have noted that our Company does not have significant cash or other material assets to cover its operating costs and to allow it to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Accordingly, we may experience significant liquidity and cash flow problems if we are not able to raise additional capital as needed and on acceptable terms. No assurances can be given that we will be successful in reaching or maintaining profitable operations.

      WE RELY ON EXTERNAL CAPITAL TO FINANCE OPERATIONS

      We rely on significant external financing to fund our operations. Such financing has historically come from a combination of borrowings and sale of common stock. We will continue to depend on external financing for the foreseeable future. We will need to raise additional capital to fund future expansion. Among other things, external financing will be required to cover our operating costs and to fulfill our obligations under the licenses for the "Dockers Golf" and "British Open Collection" brands. These licenses require the payment of minimum guaranteed royalties, whether we sell licensed products or not. We cannot assure you that external financing will be available when needed or on favorable terms. We do not have a formal commitment for additional capital and we cannot assure you that any such capital will be forthcoming. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations, and may also jeopardize our ability to satisfy the guaranteed minimum royalty obligations referred to above. Such an event may result in the termination of our licenses. Any of these events would be materially harmful to our business.

      WE HAVE BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME

      Because we have been in business for a short period of time, there is limited information upon which investors can evaluate our business. We were formed on September 19, 1997 but did not begin significant operations until the purchase of our wholly-owned subsidiary on March 1, 1999. You should consider the likelihood of our future success to be highly speculative in view of our limited operating history, as well as the complications frequently encountered by other companies in the early stages of development, particularly companies in the highly competitive sports apparel industry.

      RELIANCE ON RELATED PARTIES FOR FINANCING

      The Company has historically relied on funding provided by certain officers and directors. See "Certain Relationships and Related Transactions." No assurance can be given that these officers and directors will fund the Company's operations in the future, as these related parties have no legal obligation to provide such funding. Until the Company's operations become self-sufficient, if at all, or the Company obtains sufficient capital from other sources, the decision by these officers and directors to stop funding the Company in the future will have a material adverse effect on the Company's business, financial condition and results of operation.

      OUR PLANNED PURSUIT OF ACQUISITIONS INVOLVES RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION

      As part of our growth strategy, we plan to pursue acquisitions. Candidates for acquisition include businesses that are anticipated to allow us to:

      o Achieve economies of scale in terms of purchasing, distribution and profitability;
      o     Enhance our name recognition and reputation;
      o     Obtain rights to well-recognized brand names;
      o     Fill a perceived market niche; or
      o     Acquire products offering new price points.

      If we are not correct when we assess the value, strength, weaknesses, liabilities and potential profitability of acquisition candidates or we are not successful in integrating the operations of the acquired businesses, our results of operations or financial position could be adversely effected and we could lose money. We also may not be successful in finding desirable acquisition candidates or completing acquisitions with candidates that we identify. Future acquisitions that we finance through issuing equity securities could be dilutive to existing shareholders. In addition, future acquisitions may require additional capital and the consent of our lenders. There can be no assurances that our lenders will consent to any capital raising or acquisitions.

      WE MAY BE UNABLE TO MANAGE GROWTH

      Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

      o     Implement changes in certain aspects of our business;
      o Enhance our information systems and operations to respond to increased demand;
      o     Attract and retain qualified personnel; and
      o Develop, train and manage an increasing number of management-level and other employees.

      If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

      WE RELY ON CONTRACTORS FOR OUR PRODUCTION

      All of our production is outsourced to independent contractors. We do not have long-term agreements with contractors. Our contractors are concentrated over a small number of companies. This concentration could materially harm our business if the contractors had an interruption of business or were unable or unwilling to meet our production needs. We would experience significant delays in shifting our production needs to other contractors because of complex fabrication, unique trims and extensive detailing of our products. Delays in production, inconsistent or inferior garment quality and other factors beyond our control would materially harm our relationship with customers, our reputation in the industry, our sales and profitability and our relationship with licensors.

      WE RELY ON FOREIGN SUPPLIERS AND BUY MANY PRODUCTS USING LETTERS OF CREDIT

      We obtain all of our garments from independent foreign and domestic suppliers. We do not have formal agreements with these suppliers. Our reliance on foreign suppliers may be effected by economic, political, governmental and labor conditions in such foreign countries. This may delay or cut-off our ability to source materials needed in production or may increase the price of such materials. Such events would harm our business. In addition, several of our suppliers have required the Company to obtain a letter of credit prior to purchasing any garments. The Company may have to utilize a significant portion of its available working capital to secure these letters of credit.

      WE MAY BE HARMED BY IMPORT RESTRICTIONS

      Our imported materials are subject to certain quota restrictions and U.S. customs duties, which are a material part of our cost of goods. A decrease in quota restrictions or an increase in customs duties could harm our business by making needed materials scarce or by increasing the cost of such materials.

      OUR COMMON STOCK IS NO LONGER QUOTED ON THE OTC BULLETIN BOARD

      Our common stock has historically been quoted on the OTC Bulletin Board under the symbol "AVSG." Our common stock was no longer eligible for such quotation as of December 2, 1999 because the Company's Form 10-SB had not been declared effective by the Securities and Exchange Commission by such date. Our common stock is currently quoted on the "pink sheets" and we anticipate that our common stock will be quoted again on the OTC Bulletin Board if this Form 10-SB becomes effective.

      NO SALES OF RESTRICTED STOCK FOR 90 DAYS

      Much of our outstanding common stock constitutes "restricted securities" under Rule 144 promulgated under the Securities Act of 1933, as amended (the "1933 ACT"). Restricted securities are securities acquired from an issuer or an affiliate of an issuer in a transaction not involving a public offering (i.e., a private placement). Such securities may be sold in accordance with Rule 144. Upon the effective date of this filing, our Company will become a "reporting" company and will be required to file periodic reports with the Securities and Exchange Commission. Pursuant to Rule 144, a reporting company must be subject to the reporting requirements for a period of at least 90 days immediately prior to a sale of restricted securities. As such, holders of restricted securities will not be able to rely on Rule 144 to sell restricted securities for a 90 day period immediately following the effective date of this filing. As a result, holders of restricted securities will not be able to sell such securities during the 90 day period. Even after the expiration of this 90 day period, holders of restricted securities must, prior to selling such securities, present the Company with a legal opinion in satisfactory form stating that such securities may be sold in reliance on Rule 144.

      OUR COMMON STOCK IS SUBJECT TO SIGNIFICANT PRICE VOLATILITY

      Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results, announcements by other designers and marketers of men's and women's sportswear, and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

      OUR COMMON STOCK MAY BE DEEMED TO BE "PENNY STOCK"

      Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 ACT"). Penny stocks are stock:

      o     With a price of less than $5.00 per share;

      o     That are not traded on a "recognized" national exchange;

      o Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

      o In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

      Section 15(g) of the 1934 Act and Rule 15g-2 promulgated under the 1934 Act require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 promulgated under the 1934 Act requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to:

      o Obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

      o Reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

      o Deliver to the investor a written statement setting forth the basis on which the broker or dealer made the determination required in the second item above; and

      o Receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

      Compliance with these requirements may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them.

      OUR BUSINESS IS SEASONAL

      Our business has been, and will continue to be, highly seasonal, and our quarterly operating results will fluctuate due to the seasonality of our sales of sportswear, among other things. Our sales tend to be highest during our first and second calendar quarters, and lowest during our third and fourth calendar quarters. Other factors contributing to the variability of our operating results include:

      o     Seasonal fluctuation in consumer demand;
      o     The timing and amount of orders from key customers; and
      o The timing and magnitude of sales of seasonal remainder merchandise and availability of products.

      As a result of these and other factors, our operating results may fall below market analysts' expectations in some future quarters, which could materially harm the market price of our common stock.

      OUR OFFICERS AND DIRECTORS CONTROL A LARGE BLOCK OF STOCK

      Our executive officers and directors beneficially own approximately 57.9% of our outstanding common stock. As a result, these shareholders acting together would be able to exert significant influence over most matters requiring shareholder approval, including the election of directors. They would also be able to delay or deter a change in control.

      WE DEPEND UPON KEY PERSONNEL

      Our success largely depends on the efforts and abilities of key executives and consultants, including Earl T. Ingarfield, our Chairman and Chief Executive Officer, Jerry L. Busiere, our Secretary, Treasurer and a Director, and Barnum Mow, Chief Executive Officer and President of our wholly-owned subsidiary, and a Director of the Company. The loss of the services of any of these people could materially harm our business. We do not have employment agreements with Mr. Ingarfield or Mr. Busiere. We have entered into three year employment agreement with Mr. Mow. We do not maintain key-man life insurance policies on any of these people.

      THE YEAR 2000 MAY RESULT IN UNFORESEEN PROBLEMS FOR OUR BUSINESS

      Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the Year 2000. If not corrected in our computer applications or those of our suppliers and customers, this problem may cause computer applications to fail or to create erroneous results by or at the Year 2000. We expect to complete both our internal and external Year 2000 compliance assessment by December 31, 1999. We do not believe that the cost of preparing for Year 2000 compliance will exceed $5,000, although we could face additional expenses to fix any Year 2000 problems if our estimates are incorrect. In addition, utility companies, third party service providers and others outside our control may not be Year 2000 compliant. This could result in a systematic failure beyond our control. Finally, our suppliers may face difficulties due to the non-compliance of their systems or those of their third party providers. This could result in our inability to obtain our products in a timely manner. If we encounter difficulties obtaining our products, our business could be materially harmed.

      WE FACE RISKS RELATED TO COLLECTION OF RECEIVABLES

      We extend credit to our customers based on an assessment of their financial circumstances, generally without requiring collateral. Our business is seasonal and we may, in the future, offer customer discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. Any such extended payment terms increase our exposure to the risk of uncollectible receivables. Some of our customers have experienced financial difficulties in the past, and future financial difficulties of customers could materially harm our business. We have a limited amount of experience in managing our credit and collection operations. Our inability to properly manage this credit risk could materially harm our business.

      WE COULD FAIL TO ANTICIPATE CHANGES IN FASHION TRENDS

      Fashion trends can change rapidly, and our business is particularly sensitive to such changes because we typically design and arrange for the manufacture of our apparel substantially in advance of sales of our products to consumers. We cannot assure you that we will accurately anticipate shifts in fashion trends, or in the popularity of golf, and adjust our merchandise mix to appeal to changing consumer tastes in apparel in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which could substantially harm our business and our brand image.

      WE FACE SUBSTANTIAL COMPETITION IN OUR BUSINESS

      The sportswear and outerwear segments of the apparel industry are highly competitive. Competition is based primarily on brand recognition, product differentiation and quality, style and production flexibility. Our future growth and financial success depend on our ability to further penetrate and expand our distribution channels, including golf, corporate, international and retail sales. We encounter substantial competition in the golf distribution channel from Polo/Ralph Lauren, Cutter & Buck, Ashworth, Antiqua and Izod. Many of our competitors are significantly larger and more diversified than we are and have substantially greater resources available for developing and marketing their products. Many of our competitors' brands also have greater name recognition than our brands. In addition, our competitors may be able to enter the emerging e-commerce marketplace more quickly or more efficiently than us. We cannot assure you that we will successfully compete in this industry.

      THE APPAREL INDUSTRY IS SENSITIVE TO ECONOMIC CONDITIONS

      The apparel industry historically has been subject to substantial cyclical variations. Any downturn, whether real or perceived, in economic conditions or prospects could change consumer spending habits and materially harm our business. During the past several years, various specialty retailers, including some of our customers, have experienced financial problems which impact the size of our prospective customer base and increase the risk of extending credit to those retailers.

      WE DO NOT PAY DIVIDENDS

      We have never declared or paid any dividends on our common stock. We intend to retain any future earnings for funding growth and, therefore, do not expect to pay any cash dividends for the foreseeable future.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      THE  FOLLOWING   INFORMATION  SHOULD  BE  READ  IN  CONJUNCTION  WITH  THE
CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING.

OVERVIEW

      Through our wholly-owned subsidiary, we design, manufacture and market distinctive premium and moderately-priced sportswear. We sell our products primarily through golf pro shops and resorts, corporate sales accounts and better specialty stores. Our sportswear is marketed under three distinct labels:
Avid Sportswear, British Open Collection and Dockers Golf. From our incorporation on September 19, 1997 until March 1, 1999, we had no operations. On March 1, 1999, we acquired Avid Sportswear, Inc., which has been in the business of designing, manufacturing and marketing golf apparel since October 6, 1988. For accounting purposes, the acquisition was treated as a purchase of Avid Sportswear, Inc. All of our business operations are conducted through Avid Sportswear, Inc.

      The following financial statements of the Company are included in this filing:

      o Audited balance sheet as of December 31, 1998 and audited statements of income, cash flows and changes in stockholders' equity for the years' ended December 31, 1998 and 1997; and

      o Unaudited balance sheet as of September 30, 1999 and unaudited statements of income, cash flows and changes in stockholders' equity for the nine-month period ended September 30, 1999.

      The Company's unaudited financial statements for the nine-month period ended September 30, 1999 include the results of Avid Sportswear, Inc. since March 1, 1999.

      The  following  financial  statements  of  Avid  Sportswear,   Inc.  are
included in this filing:

      o Audited balance sheet as of December 31, 1998 and audited statements of income, cash flows, and changes in stockholders' equity for the years ended December 31, 1998 and 1997.

      Note 10 of Avid Sportswear, Inc.'s audited financial statements includes an unaudited consolidated pro forma balance sheet as of December 31, 1998 and an unaudited consolidated pro forma statement of income for the year ended December 31, 1998. These pro forma financial statements assume for comparison purposes that the Company had acquired Avid Sportswear, Inc. on January 1, 1998 instead of March 1, 1999.

      Because the Company did not have revenues from operations in each of 1998 and 1997, or 1998 and the nine-month period ended September 30, 1999, we are required to report our plan of operation.

PLAN OF OPERATIONS

      ADDITIONAL FUND RAISING ACTIVITIES. As of September 30, 1999, we had no cash-on-hand. Since that time, we have funded our operations through a combination of internally generated cash, drawing down on the line of credit with First State Bank and funds loaned to the Company by certain of its officers and directors. See "Certain Relationships and Related Parties." On November 19, 1999, we replaced our existing $500,000 loan with First State Bank with a new $1,000,000 loan. This revolving line of credit is secured by substantially all of our assets. If the Company's business does not expand as anticipated, these funds are expected to last for approximately seven months. We will need to raise additional funds to meet expected demand for our products in next year's fall/winter season and beyond. Expenses are anticipated to increase in preparation of the upcoming season due to, among other things, the addition of the Dockers Golf and British Open Collection labels. If we underestimate demand or incur unforeseen expenses in our product design or other areas, such funds may be required earlier. We expect to raise additional funding from the sale of unregistered securities. We have had discussions with a registered broker-dealer about acting as a placement agent in a private placement transaction. The terms of such an offering have not been finalized with such broker-dealer. We hope to raise at least $4.0 million in such a transaction, although no assurances can be given that we will be successful in so doing or that the terms of such an offering will not be dilutive to existing shareholders.

      SUMMARY OF ANTICIPATED PRODUCT DEVELOPMENT. We expect to spend approximately $350,000 on product development in each of 1999 and 2000 in preparing for future seasons and in designing products for the Dockers Golf and British Open Collection labels. Because these product development efforts are in their infancy, having obtained the licenses in 1999, we expect these efforts to continue into the foreseeable future. Initially, these efforts are expected to focus on golf-related apparel and may eventually include other types of apparel. Even after our product lines mature, we expect product development to remain a significant expense due to changing fashions and other factors. We expect a national roll-out of our Dockers Golf and British Open Collection labels in the Fall of 2000.

      SIGNIFICANT PLANT AND EQUIPMENT PURCHASES.

      In 2000, we expect to purchase computer hardware and software, telephone and embroidery equipment. We estimate that the cost of this equipment to be approximately $725,000.

      CHANGES IN NUMBER OF EMPLOYEES. We currently have 55 employees. As shown in the following chart, we anticipate hiring additional personnel during 2000 in connection with our expected growth plans. We believe that these personnel will be adequate to accomplish the tasks set forth in the plan.

                                    EXISTING       PROJECTED
                                    EMPLOYEES      EMPLOYEES
      DEPARTMENT                      1999            2000
      ----------                      ----            ----
      Marketing and Sales               5               7
      Embroidery and Sewing            25              26
      Warehousing and Delivery         10              27
      Administrative and other
        Support Positions              15              23
                                    --------        --------
      Total Employees                  55              83
                                    --------        --------

      Independent Contractors -        22              26
      Sales
                                    --------        --------

RESULTS OF OPERATIONS

      The following table sets forth, for the periods presented, the percentage of net sales represented by certain items in the Company's Statement of Operations for the nine months ended September 30, 1999 and in Avid Sportswear, Inc.'s Statements of Operations for the years ended December 31, 1998 and 1997:

                             PERCENTAGE OF NET SALES

                          COMPANY       AVID SPORTSWEAR,    AVID SPORTSWEAR,
                                              INC.                INC.
                        NINE MONTHS
                           ENDED             YEAR ENDED         YEAR ENDED
                       SEPT. 30, 1999     DEC. 31, 1998      DEC. 31, 1997
                       --------------     -------------      -------------

      Sales, net               100.0%            100.0%             100.0%

      Cost of goods           (69.4%)           (72.0%)            (69.0%)
      sold
                              -------           -------            -------
      Gross margin              30.6%             28.0%              31.0%
                              -------           -------            -------
      Operating              (135.4%)           (43.8%)            (44.4%)
      expenses
                              -------           -------            -------
      (Loss) Income
      from                   (101.9%)           (15.8%)            (13.3%)
         operations
      Interest expense         (1.7%)            (3.6%)             (3.7%)
                              -------           -------            -------
      Net loss               (103.6%)           (20.0%)            (18.3%)
                              -------           -------            -------

      Our results of operations for the nine-month period ended September 30, 1999 include both the Company and Avid Sportswear, Inc. Our operating expenses in this period were 135.4% of net sales. This was primarily attributable to the issuance of 1,500,000 shares of common stock to Lido Capital Corporation, an entity wholly-owned by Earl Ingarfield, President and Chairman of the Company, 1,000,000 shares of common stock to Thomas Browning, a director of the Company, and 1,000,000 shares of common stock to Michael LaValliere, a director of the Company. These shares were issued in exchange for guaranteeing a loan owed by the Company to an institutional lender. We could not have obtained this loan without the guarantees of Messrs. Ingarfield, Browning and LaValliere. The issuance of these 3,500,000 shares of common stock, together with the issuance of 1,600,000 shares of common stock to two other shareholders of the Company for guaranteeing the same loan, resulted in an operating expense of $1,275,000.

SEASONALITY

      Our business has been, and will continue to be, highly seasonal, and our quarterly operating results will fluctuate due to the seasonality of our sales of sportswear, among other things. Our sales tend to be highest during our first and second calendar quarters, and lowest during our third and fourth calendar quarters. Other factors contributing to the variability of our operating results include:

      o     Seasonal fluctuation in consumer demand;
      o     The timing and amount of orders from key customers; and
      o The timing and magnitude of sales of seasonal remainder merchandise and availability of products.

      As a result of these and other factors, our operating results may fall below market analysts' expectations in some future quarters, which could materially harm the market price of our common stock.

LIQUIDITY AND CAPITAL RESOURCES

      As of December 31, 1998, we had $154,237 in cash-on-hand, consisting mainly of the net proceeds form the sale of securities. We used all of these funds during the nine-month period ended September 30, 1999. As a result, we had no cash-on-hand on September 30, 1999. A discussion of how we generated and used cash in the period follows:

      OPERATING ACTIVITIES. Our operating activities used $650,092 in cash during the period, consisting mainly of a net loss of $2,425,656. Of that net loss, $1,275,000 was a non-cash operating expense attributable to the issuance of common stock in exchange for guarantees.

      INVESTING ACTIVITIES. Our investing activities used $365,977 in cash during the period, consisting mainly of sewing, folding and steam machines and embroidery equipment.

      FINANCING ACTIVITIES. Financing activities provided net cash of $861,832, generated mainly by the sale of common stock in the amount of $1,859,576, the receipt of a related party receivable of $352,300 and the receipt of loan proceeds of $1,340,735. These loan proceeds consisted primarily of a $500,000 revolving line of credit from an institutional lender, a convertible note of $375,000 and term loans of $230,000 from Messrs. Ingarfield, Browning and LaValliere This cash received during the period was partially offset by the cash used to purchase Avid Sportswear, Inc. The purchase price consisted of $725,000 paid to the former shareholders of Avid Sportswear and $1,826,111 paid to satisfy certain liabilities of Avid Sportswear, Inc.

      Since September 30, 1999, we have funded our operations through a combination of internally generated cash, drawing down on the line of credit with First State Bank and loans from certain of the Company's officers and directors. On November 19, 1999, we replaced our existing $500,000 loan with First State Bank with a new $1,000,000 loan. This loan is secured by substantially all of our assets. If the Company's business does not expand as anticipated, then these funds are expected to last for approximately seven months. We will need to raise additional funds to meet expected demand for our products in next year's fall/winter season and beyond. Expenses are anticipated to increase in preparation of the upcoming season due to, among other things, the addition of the Dockers Golf and British Open Collection labels. Our need for funding will increase likewise. If we underestimate demand or incur unforeseen expenses in our product design or other areas, such funds may be required earlier. We expect to raise additional funding from the sale of unregistered securities. We have had discussions with a registered broker-dealer about acting as a placement agent in a private placement transaction. The terms of such an offering have not been finalized with such broker-dealer. We hope to raise up to $4.0 million in such a transaction, although no assurances can be given that we will be successful in so doing or that the terms of such an offering will not be dilutive to existing shareholders.

GOING CONCERN OPINION

      Our independent auditors have added an explanatory paragraph to their audit opinions issued in connection with the 1998 and 1997 financial statements which states that our Company does not have significant cash or other material assets to cover its operating costs and to allow it to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

YEAR 2000 ISSUES

      Many currently installed computer systems, software packages and microprocessor dependent equipment are coded to accept only two-digit entries in a date code field and cannot reliably distinguish dates into the Year 2000 and beyond. We may realize exposure and risk if the systems upon which we are dependent do not correctly process dates beginning in 2000. Our potential areas of exposure include electronic data exchange systems operated by third parties with which we transact business, and computers, software, telephone systems and other equipment purchased from third parties and used internally.

      We expect to complete both our internal and external Year 2000 compliance assessment by December 31, 1999. In addition, utility companies, third party service providers and others outside our control may not be Year 2000 compliant. This could result in a systematic failure beyond our control. Finally, our suppliers may face difficulties due to the non-compliance of their systems or those of their third party providers. This could result in our inability to obtain our products in a timely manner. If we encounter difficulties obtaining our products, our business could be materially harmed. In an attempt to evaluate our exposure to Year 2000 problems, we have been communicating with the suppliers and others with whom we do business to assess their Year 2000 readiness. The responses we have received to date generally have indicated that steps are currently being undertaken by the respondents to address this concern.

However,  if such  third  parties  are not able to make all  systems  Year  2000 compliant, there could be a material adverse impact on our business and financial condition.

      We do not believe that the cost of preparing for Year 2000 compliance will exceed $5,000, although we could face additional expenses to fix any Year 2000 problems if our estimates are incorrect. Anticipated costs associated with our Year 2000 compliance program do not include time costs that may be incurred as a result of any potential failure of third parties to become Year 2000 compliant or cost to implement our contingency plans.

ITEM 3.     DESCRIPTION OF PROPERTY.

      Our corporate headquarters are located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236. Our corporate headquarters occupies about 2,017 square feet pursuant to a five year lease which will expire on June 30, 2004. Most of our operations are conducted from a 39,640 square foot production and warehouse facility in Gardena, California leased by our wholly-owned subsidiary. This lease has a five year term, expiring on March 31, 2004. We believe our existing facilities will be adequate for the foreseeable future.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth as of November 1, 1999, the names, addresses and stock ownership in the Company for the current directors and named executive officers of the Company and every person known to the Company to own five percent (5%) or more of the issued and outstanding shares of the common stock:



                                                                    SHARES       PERCENTAGE
    TITLE OF CLASS:     NAME AND ADDRESS OF                      BENEFICIARY         OF
                        BENEFICIAL OWNER:                           OWNED:       CLASS(1):

    Common              Lido Capital Corporation(2)               10,500,000       40.0%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

    Common              Jerry L. Busiere                             100,000        0.4%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

    Common              Thomas L. Browning                         1,800,000        6.9%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

    Common              Michael LaValliere                         1,800,000        6.9%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

    Common              David Roderick                             1,000,000        3.8%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

    Common              Barnum Mow                                         0        0.0%
                        22 South Links Avenue, Suite 204
                        Sarasota, Florida  34236

                       All Officers and Directors as a Group(3)   15,200,000       57.9%

----------------------

      (1) Based on the number of shares of common stock outstanding as of November 1, 1999. On such date, we had 26,244,108 shares of common stock outstanding, and we had no outstanding options or other securities convertible into shares of common stock.

      (2) Earl T. Ingarfield, our Chairman, Chief Executive Officer and President, is the sole owner, officer and director of Lido Capital Corporation. As a result, Mr. Ingarfield has the sole ability to vote the shares of our common stock held by Lido Capital Corporation. All of the shares of common stock of Lido Capital Corporation are deemed to be beneficially owned by Mr. Ingarfield. Of that total, 9,000,000 shares have been pledged by Lido Capital Corporation to lenders to secure the Company's indebtedness.


      (3) Includes the shares held by Lido Capital Corporation because such shares are controlled by Mr. Ingarfield.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      Information concerning our current executive officers and directors is set forth in the following table:

       NAME:                  AGE:   POSITION:

       Earl T. Ingarfield     40     President, Chief Executive Officer and
                                     Director

       Jerry L. Busiere       65     Secretary, Treasurer and Director

       Michael E. LaValliere  39     Director


       Thomas L. Browning     39     Director

       Barnum Mow             43     Director and Chief Executive Officer and
                                     President of Avid Sportswear, Inc.

       David Roderick         47     Vice-President of Production and Design of
                                     Avid Sportswear, Inc.

      EARL T. INGARFIELD has been a the Chief Executive Officer, President and a Director since June 1998. Since June 30, 1995, Mr. Ingarfield has also been the owner of Lido Capital Corporation, a privately-held company in Sarasota, Florida, and a principal shareholder of the Company. From 1979 to 1987, he was a professional hockey player for the Atlanta Flames, Calgary Flames and Detroit Red Wings. For many years, he has also been involved in Indy-car racing, offshore boat racing and is an avid golfer.

      JERRY L. BUSIERE has been the Secretary, Treasurer and a Director since June 1998. Mr. Busiere has over forty-one years of experience in accounting and taxation. From 1997 to July 1998, he was Controller of Lido Capital Corporation, a privately-held company owned by Mr. Ingarfield. From 1989 to 1995, he was a Senior Rate Analyst and Chief Financial Officer of Poly-Portables, Inc., a Georgia-based manufacturing company. From 1962 to 1988, he owned his own accounting practice. He has served as a consultant for numerous companies, such as Wellcraft Boat Manufacturing, Englewood Disposal Service, Poly-Portables, Inc., Colony Beach Resort, Buccaneer Inn and Far Horizon Resorts. He received an A.S. Degree in 1973 from the University of South Florida in Sarasota, Florida.

      MICHAEL E. LAVALLIERE has been a Director of the Company since June, 1998. Since 1996, he has also been President and CEO of Collaborative Marketing Services, Inc. ("CMS"), a leader in the marketing and distribution of kiosk advertising programs and point of sale machines in a broad range of applications. Under Mr. LaValliere's leadership, CMS has become an industry leader in the area of web page design activities for the Internet. From 1993 to 1996, he served as Vice President of Sales and Marketing for Interactive Golf Services, Inc. ("IGSI"), a company which provided touch screen kiosks to the golf market. Under Mr. LaValliere's direction, IGSI developed a client base which included Maxfli Golf Co., Taylor Made Golf Co. and Cleveland Golf Co. From 1981 to 1995, he was a professional baseball player for fourteen years as a member of the Philadelphia Phillies (1981-1984), St. Louis Cardinals (1985-1986), Pittsburgh Pirates (1987-1992) and Chicago White Sox (1993-1995). While a member of the Pirates and White Sox, he was elected to serve as the player union representative with negotiation responsibilities in the area of
labor   contracts,   pension  plans,   player  marketing  rights  and  licensing
agreements.

      THOMAS L. BROWNING has been a Director of the Company since June, 1998. From 1992 to 1996, he was a member of the Cincinnati Reds Major League Baseball team. Since retiring from professional baseball, Mr. Browning has been a General Partner of Ashley Canterbury, a residential construction company in the greater Cincinnati area, and also serves an active role in community youth programs and the United Way. He graduated from Tennessee Wesleyan College in 1982 with a B.A. Degree in Business Management and Economics.

      BARNUM MOW has been Chief Executive Officer and President of Avid Sportswear, Inc. since September, 1999. From 1983 until September 1999, Mr. Mow was Senior Vice President of Bugle Boy Industries, a wholesale and retail apparel company with combined annual sales of $550,000,000. Over a sixteen year period of progressive management responsibility, Mr. Mow became responsible for Bugle Boy's operations, distributions, sales, and management information systems. Most recently, he led a management team, comprised for four vice-presidents and four directors, which was responsible for over nine hundred employees and a $40,000,000 annual operating budget. Mr. Mow managed four distribution sites, totaling over one million square feet in size and which supported two thousand five hundred wholesale accounts and two hundred sixty retail stores; the integration of software development with hardware platforms used to support Bugle Boy's activities; and Bugle Boy's website, intranet, telecommunications, video conferencing, and Internet e-commerce. He was fully responsible for costing, merchandising, product development, production, and bringing to market four different line breaks per year. Mr. Mow was also the National Sales Manager for Bugle Boy Active Wear, Swim Wear and T-shirts, which accounted for $70,000,000 in annual sales. Mr. Mow received a B.S. in Business Administration from the University of Southern California.

      DAVID RODERICK had been a Director of the Company from March 1, 1999 to November 26, 1999 and Vice-President of Production and Sales of our wholly-owned subsidiary since September, 1999. In this capacity, Mr. Roderick is primarily responsible for the Company's three brands: Avid Sportswear, Dockers Golf and British Open Collection. Mr. Roderick founded Avid Sportswear, Inc. in October of 1988. He served as President of Avid Sportswear, Inc. until September, 1999, during which time he was responsible for the product and brand development of the Avid Sportswear brand name.

      ITEM 6.     EXECUTIVE COMPENSATION.

      SUMMARY COMPENSATION TABLE. The following table provides information about the compensation paid by the Company to its Chief Executive Officer and all other current executive officers who were serving as executive officers at the end of 1998 and who received in excess of $100,000:

                               ANNUAL COMPENSATION        LONG-TERM COMPENSATION
                            ----------------------------------------------------
                                                OTHER     SECURITIES    ALL
                                                ANNUAL    UNDERLYING   OTHER
NAME AND PRINCIPAL    YEAR   SALARY   BONUS  COMPENSATION  OPTIONS  COMPENSATION
POSITION(S)                   ($)      ($)       ($)       (#S)(1)    ($)(2)
------------------    ----   ------   -----  ------------ --------- ------------

Earl T. Ingarfield(1) 1998       --      --            --        --           --
Chief Executive
Officer, Present
and Chairman of the
Board of Directors

Jerry L. Busiere(2)   1998       --      --            --        --           --
Secretary,
Treasurer and
Director

Steven Crowell(3)     1998   $64,704     --            --        --           --

David Roderick,       1998  $150,000     --       $12,000        --           --
President of Avid
Sportswear, Inc.
---------------------

      (1) Mr. Ingarfield became Chief Executive Officer, President and Chairman of the Board of Directors in June, 1998.

      (2)  Mr.  Busiere  became  Secretary,  Treasurer and a Director in June,
1998.

      (3) Mr. Crowell was an independent contractor who served in a policy making function during 1998.

EMPLOYMENT AGREEMENTS

      We have not entered into employment agreements with Messrs. Ingarfield or Busiere.

      Our wholly-owned subsidiary entered into a three year employment agreement with Barnum Mow, commencing September 17, 1999. Upon the expiration of the initial term, the agreement will automatically renew for one year terms unless either party elects not to renew the agreement by providing written notice to the other party at least four months' prior to the expiration of any term. Mr. Mow is employed as the Chief Executive Officer and President of our wholly-owned subsidiary, Avid Sportswear, Inc. His base salary is $300,000 per year, subject to increases as determined by the employer. In addition to his salary, Mr. Barnum also received a bonus of $75,000 in 1999. His bonus will be the same for each year during the term unless the employer establishes a formal bonus plan. The employer will reimburse Mr. Mow for all reasonable expenses incurred in connection with the performance of his duties. Additional terms of Mr. Mow's employment are set forth in his employment agreement, which is included as an exhibit to this filing.

      Our wholly-owned subsidiary also entered into a five year employment agreement with David Roderick, effective January 1, 1999. From January, 1999, until September, 1999, Mr. Roderick was employed as the President of Avid Sportswear, Inc. In September, 1999, Mr. Roderick became the Vice President of Production and Sales. His base salary is $150,000, subject to increases as determined by the employer. In addition, Mr. Roderick will be eligible for bonuses at the discretion of the Board of Directors. The employer will reimburse Mr. Roderick for all reasonable expenses incurred in connection with the performance of his duties. Additional terms of employment are set forth in his employment agreement, which is included as an exhibit to this filing.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      LOANS. From time to time we have entered into related party transactions primarily to finance the operations of the Company. The Company has borrowed money periodically from Messrs. Ingarfield, Browning and LaValliere and from Lido Capital Corporation. As of December 13, 1999, the Company owed Mr. Ingarfield a total of $501,442, Mr. Browning a total of $437,000, Mr. LaValliere a total of $95,000 and Lido Capital Corporation a total of $701, 019.

      SALE OF STOCK. In addition to the loans referenced above, the Company has sold common stock to Lido Capital Corporation, Thomas Browning, Michael LaValliere and David Roderick in order to help finance the Company's operations. Below is a summary of all sales of common stock to such persons since January 1, 1999:

      o On June 18, 1998, the Company sold 2,000,000 shares of common stock to Lido Capital Corporation for $0.01 in cash per share. These shares were split three-for-one on July 23, 1998.

      o On August 27, 1998, the Company sold 400,000 shares of common stock to Mr. Browning for $0.15 in cash per share.

      o On January 5, 1999, the Company sold 100,000 shares of common stock to the parents of Mr. Ingarfield for $0.25 in cash per share.

      o On January 27, 1999, the Company issued 1,000,000 shares of common stock to Mr. Roderick in connection with the acquisition of Avid Sportswear, Inc. The Company valued these shares at $0.25 per Share.

      o On March 11, 1999, the Company issued 1,500,000 shares of common stock to Lido Capital Corporation in exchange for its guaranty of a loan owed by the Company to an institutional lender. On that date, the Company also issued 1,000,000 shares of common stock to Mr. Browning and 1,000,000 shares of common stock to Mr. LaValliere in exchange for their guaranty of a loan owed by the Company to an institutional lender.

ITEM 8.     DESCRIPTION OF SECURITIES.

      AUTHORIZED CAPITAL STOCK. The authorized capital stock of the Company consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date hereof, the Company has 26,345,108 shares of common stock outstanding. The following description is a summary of our capital stock and is subject to and qualified in its entirety by reference to the provisions of the Articles of Incorporation and the Bylaws of the Company, which are included as exhibits to this filing.

      COMMON STOCK. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. In the event of liquidation, dissolution or winding up of the Company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

      PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by the Nevada Revised Statutes, or the rules of any quotation system or national securities exchange on which stock of the Company may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series; to establish from time to time the number of shares to be included in each such series; to fix the rights, powers, preferences, and privileges of the shares of such series, without any further vote or action by the shareholders. Depending upon the terms of the preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. The Company has no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

      The following provisions of the Articles of Incorporation and Bylaws of the Company could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions may also have the effect of preventing changes in the management of the Company.

      AUTHORIZED BUT UNISSUED STOCK. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

      BLANK CHECK PREFERRED STOCK. The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

      NEVADA BUSINESS COMBINATION LAW. The State of Nevada has enacted legislation that may deter or frustrate takeovers of Nevada corporations. The Nevada Business Combination Law generally prohibits a Nevada corporation from engaging in a business combination with an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such shareholder became an interested shareholder, unless the combination or the purchase of shares made by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the corporation before that date. A corporation may not engage in any combination with an interested shareholder of the corporation after the expiration of three years after his date of acquiring shares unless:

      o The combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the date such interested shareholder acquired such shares;

      o A combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested shareholder proposing the combination, or any affiliate or associate of the interested shareholder proposing the combination, at a meeting called for that purpose no earlier than three years after the interested shareholder's date of acquiring shares; or

      o The aggregate amount of cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by all of the holders of outstanding common shares of the corporation not beneficially owned by the interested shareholder, satisfies the fair value requirements of Section 78.441 of Nevada Revised Statutes.

      SPECIAL MEETINGS OF SHAREHOLDERS. Special meetings of the shareholders of the Company may be called by its Board of Directors or other persons authorized to do so under Nevada law. Under applicable Nevada law, shareholders do not have the right to call a special meeting of the shareholders. This may have the effect of discouraging potential acquisition proposals and could delay or prevent a change in control of the Company by precluding a dissident shareholder from forcing a special meeting to consider removing the Board of Directors or otherwise.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      The Company's shares of common stock began trading on the Over-the-Counter Bulletin Board on March 24, 1998, under the symbol "GFIO." On July 22, 1999, the Company's symbol was changed to "AVSG." The Company's high and low bid prices by quarter during 1998 and 1999 are as follows:

                                        CALENDAR YEAR 1999(1)

                                        HIGH BID     LOW BID

             First quarter              $2.0000      $0.7500
             Second quarter             $1.4688      $0.8750
             Third quarter              $1.0000      $0.7500
             Fourth quarter

                                        CALENDAR YEAR 1998(1)

                                        HIGH BID     LOW BID

             Second quarter             $1.2500      $0.5000
             Third quarter              $3.0000      $0.7500
             Fourth quarter             $1.5000      $0.4375

-------------------------

(1) These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


      On October 31, 1999, the Company had approximately 81 shareholders of record. The Company believes that it has in excess of 125 beneficial owners.

      We have not paid dividends in the past on any class of stock and we do not anticipate paying dividends in the foreseeable future. There are no restrictions that limit the payment of future dividends on any class of stock.

ITEM 2.     LEGAL PROCEEDINGS.

      We are involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these matters will not materially harm our Company.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

      On October 8, 1997, the Company issued 1,000,000 shares of common stock for $0.01 in cash per share to the original founders. The total offering price of this transaction was $10,000. These Shares were split three-for-one on July 23, 1998.

      In February 1998, the Company issued 100,000 shares of common stock to Y.K. International Co., Ltd. in exchange for the assignment of certain distribution rights under a Distribution Agreement dated as of September 8, 1997 between Bo Ah Industrial Co. and Y.K. International Co., Ltd. These rights were valued at $25,000. These Shares were split three-for-one on July 23, 1998.

      In February 1998, the Company issued 1,000,000 shares of common stock for $0.25 in cash per share. The total offering price of this transaction was $250,000. These Shares were split three-for-one on July 23, 1998.

      On June 18, 1998, the Company issued 2,000,000 shares of common stock for $0.01 in cash per share. All of these shares were purchased by Lido Capital Corporation. Mr. Ingarfield, our Chairman, Chief Executive Officer and President, is the sole owner, officer and director of Lido Capital Corporation. The total offering price of this transaction was $20,000. These shares were split three-for-one on July 23, 1998.

      On August 17, 1998, the Company issued 1,500,000 shares of common stock for $0.15 in cash per share. The total offering price of this transaction was $225,000.

      On August 27, 1998, the Company issued 400,000 shares of common stock for $0.15 per share. All of these shares were purchased by Thomas Browning, a Director of the Company. The total offering price of this transaction was $60,000. This amount is reflected as a subscriptions receivable in the Company's financial statements.

      On December 21, 1998, the Company issued 412,000 shares of common stock for $0.25 in cash per share. The total offering price of this transaction was $103,000.

      Between January and March, 1999, the Company issued a total of 9,364,341 shares of common stock, of which 1,351,007 shares were sold for $0.75 in cash per share, 2,113,334 shares were sold for $0.25 in cash per share, 5,100,000 shares were issued in exchange for guarantees valued at $1,275,000 and 800,000 shares were issued in exchange for advertising and promotional services valued at $275,000. In these transactions, the parents of Mr. Ingarfield purchased a total of 100,000 shares of common stock for $0.25 in cash per share, David Roderick, Vice President of Production and Design for Avid Sportswear, Inc., was issued a total of 1,000,000 shares for $0.25 per share in exchange for all of the outstanding capital stock of Avid Sportswear, Inc. In addition, Lido Capital Corporation, an entity wholly-owned by Mr. Ingarfield, received a total of 1,500,000 shares in exchange for guaranteeing certain loans owed by the Company to an institutional lender and each of Messrs. Browning and LaValliere received 1,000,000 shares for guaranteeing a loan owed by the Company to an institutional lender. An additional 1,600,000 shares were issued to two other shareholders in exchange for guarantees on the same loan. The Company incurred an operating expense of $875,000 for the issuance of 3,500,000 shares of common stock to Lido Capital Corporation, Mr. Browning and Mr. LaValliere. The Company incurred an additional operating expense of $400,000 for the issuance of 1,600,000 shares of common stock to two other shareholders. The total offering price of these transactions was $1,816,586.50, plus guarantees valued at $1,275,000 and advertising and promotional services valued at $275,000.

      In April, 1999, the Company issued a total of 2,000,000 shares to two investors for $100,000 in cash and a guaranty of the Company's indebtedness to an institutional lender. The Company incurred an operating expense of $400,000 in connection with the shares issued for the guaranty.

      In May, 1999, the Company issued a total of 117,767 shares of common stock for $0.75 in cash per share. The total offering price of these transactions was $88,325.

      On September 22, 1999, the Company issued a total of 50,000 shares of common stock for $0.25 in cash per share. The total offering price of this transaction was $12,500.

      With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "1933 ACT"), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding the Company so as to make an informed investment decision. More specifically, and except with respect to the purchase by Lido Capital Corporation and Messrs. Ingarfield, Browning, LaValliere and Roderick, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication in which they represented and warranted, among other things, that they had:

      o the ability to bear the economic risks of an investment in the shares of the Company;

      o a certain net worth sufficient to meet the suitability standards of the Company; and

      o been provided with all material information requested by the purchaser or his or her representatives, and been provided an opportunity to ask questions of and receive answers from the Company concerning the Company and the terms of the offering.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 78.751 of Nevada Revised Statutes provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful.

      As authorized by Section 78.037 of Nevada Revised Statutes, our Articles of Incorporation eliminate or limit the personal liability of a director to the Company or to any of its shareholders for monetary damage for a breach of fiduciary duty as a director, except for:

      o Acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or

      o The payment of distributions in violation of Section 78.300 of Nevada Revised Statutes.

      Our Articles of Incorporation provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. Such indemnification applies in advance of the final disposition of a proceeding.

      The Company maintains an insurance policy that provides protection, within the maximum liability limits of the policy and subject to a deductible amount for each claim, to the Company under its indemnification obligations and to the directors and officers of the Company with respect to certain matters that are not covered by the Company's indemnification obligations.

      At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

                                    PART F/S

      Index to Financial Statements:

      o The Company's unaudited balance sheet as of September 30, 1999 and unaudited statements of income, cash flows and changes in stockholders' equity for the nine-month period ended September 30, 1999;

      o The Company's audited balance sheet as of December 31, 1998 and audited statements of income, cash flows and changes in stockholders' equity for the years' ended December 31, 1998 and 1997; and

      o Avid Sportswear, Inc.'s audited balance sheet as of December 31, 1998 and audited statements of income, cash flows, and changes in stockholders' equity for the years ended December 31, 1998 and 1997.

                            AVID SPORTSWEAR AND GOLF
                (Formerly Golf Innovations Corp. and Subsidiary)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 1999 and December 31, 1998

                                 C O N T E N T S


Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Operations........................................F-5

Consolidated Statement of Stockholders' Equity (Deficit).....................F-6

Consolidated Statements of Cash Flows........................................F-8

Notes to the Consolidated Financial Statements..............................F-10


                                                AVID SPORTSWEAR AND GOLF
                                    (Formerly Golf Innovations Corp. and Subsidiary)
                                               Consolidated Balance Sheets


                                                         ASSETS


                                                                              September 30,           December 31,
                                                                                   1999                  1998
                                                                          -------------------      ----------------
                                                                              (Unaudited)
CURRENT ASSETS

     Cash                                                                      $         --          $     154,237
     Accounts receivable, net                                                        95,572                     --
     Inventory                                                                    1,357,137                     --
     Prepaid expenses                                                                30,114                 21,949
                                                                                  ---------                -------

         Total Current Assets                                                     1,484,823                176,186
                                                                                  ---------                -------

EQUIPMENT

     Machinery and equipment                                                        424,210                  2,276
     Furniture and fixtures                                                         227,414                     --
     Show booths                                                                    298,479                     --
     Leasehold improvements                                                          29,397                     --
     Less:  accumulated depreciation                                              (417,621)                  (114)
                                                                                  ---------                -------

         Total Equipment                                                            561,879                  2,162
                                                                                  ---------                -------

OTHER ASSETS

     Goodwill                                                                     1,690,457                     --
     Trademarks                                                                       2,902                     --
                                                                                  ---------                -------

         Total Other Assets                                                       1,693,359                     --
                                                                                  ---------                -------

         TOTAL ASSETS                                                          $  3,740,061          $     178,348
                                                                                  =========                =======


The accompanying notes are an integral part of these consolidated financial statements.


                                                AVID SPORTSWEAR AND GOLF
                                    (Formerly Golf Innovations Corp. and Subsidiary)
                                         Consolidated Balance Sheets (Continued)


                                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             September 30,             December 31,
                                                                                  1999                    1998
                                                                         ----------------------     ----------------
                                                                              (Unaudited)
CURRENT LIABILITIES

     Cash overdraft                                                             $      79,666           $         --
     Accounts payable                                                                 658,501                     --
     Notes payable - related                                                          412,235                     --
     Notes payable                                                                    500,000                     --
     Convertible notes payable                                                        375,000                210,000
                                                                                 ------------            -----------

         Total Current Liabilities                                                  2,025,402                210,000
                                                                                 ------------            -----------

         Total Liabilities                                                          2,025,402                210,000
                                                                                 ------------            -----------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

     Preferred stock; 10,000,000 share authorized of $0.001 par
         value, zero issued and outstanding                                               --                      --
     Common Stock; 50,000,000 shares authorized of $0.001
         par value, 26,464,106 and 14,612,000 shares issued
         and outstanding, respectively                                                 26,464                 14,612
     Additional paid-in capital                                                     4,405,917                613,193
     Common stock subscription receivable                                            (45,000)               (60,000)
     Receivable - related parties                                                          --              (352,300)
     Accumulated deficit                                                          (2,672,722)              (247,157)
                                                                                 ------------            -----------

         Total Stockholders' Equity (Deficit)                                       1,714,659               (31,652)
                                                                                 ------------            -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                                              $     3,740,061          $     178,348
                                                                                 ============            ===========

The accompanying notes are an integral part of these consolidated financial statements.


                                                      AVID SPORTSWEAR AND GOLF
                                          (Formerly Golf Innovations Corp. and Subsidiary)
                                                Consolidated Statements of Operations
                                                             (Unaudited)



                                                          For the Nine Months Ended                  For the Three Months Ended
                                                                September 30,                               September 30,
                                                         --------------------------                   -------------------------
                                                         1999                  1998                   1999                 1998

SALES, NET                                          $   2,340,939           $         --         $     781,808          $        --

COST OF GOODS SOLD                                      1,623,989                     --               402,596
                                                     ------------            -----------          ------------           ----------
                                                                                                                                 --
     Gross Margin                                         716,950                     --               379,212                   --
                                                     ------------            -----------          ------------           ----------

OPERATING EXPENSES

     Selling expenses                                     529,677                     --               148,456                   --
     Depreciation and amortization expense                163,010                     --                71,157                   --
     General and administrative expenses                2,409,958                163,001               256,456              163,001
                                                     ------------            -----------          ------------           ----------

       Total Operating Expenses                         3,102,645                163,001               476,069              163,001
                                                     ------------            -----------          ------------           ----------

     (Loss) from Operations                           (2,385,695)              (163,001)              (96,857)            (163,001)
                                                     ------------            -----------          ------------           ----------

OTHER INCOME (EXPENSE)

     Interest expense                                    (39,870)                     --              (17,500)                   --
     Loss of valuation of assets                               --               (25,000)                    --                   --
                                                     ------------            -----------          ------------           ----------

       Total Other Income (Expense)                      (39,870)               (25,000)              (17,500)                   --
                                                     ------------            -----------          ------------           ----------

NET LOSS                                           $  (2,425,565)         $    (188,001)        $    (114,357)        $   (163,001)
                                                     ------------            -----------          ------------           ----------

BASIC LOSS PER SHARE                               $       (0.16)          $      (0.01)         $      (0.01)         $     (0.01)
                                                     ============            ===========          ============           ==========


The accompanying notes are an integral part of these consolidated financial statements.


                                                      AVID SPORTSWEAR AND GOLF
                                          (Formerly Golf Innovations Corp. and Subsidiary)
                                      Consolidated Statements of Stockholders' Equity (Deficit)


                                                                                                                         Accumulated
                                                       Common Stock                 Additional                           During the
                                                -------------------------            Paid-in         Subscriptions       Development
                                                Shares             Amount            Capital          Receivable            Stage
                                                ------             ------           ----------       -------------       -----------

Balance, December 31, 1997                      3,000,000         $    3,000        $    7,000         $       --      $    (5,609)

February 1998, common stock issued for
assets at $0.08333 per share                      300,000                300            24,700                 --                --

February 1998, common stock issued for
cash at $0.08333 per share                      3,000,000              3,000           247,000                 --                --

June 1998, common stock issued for cash
at $0.00333 per share                           6,000,000              6,000            14,000                 --                --

August 1998, common stock issued for
cash at $0.15 per share                          1,500,00              1,500           223,500                 --                --

August 1998, common stock issued for
subscriptions at $0.15 per share                  400,000                400            59,600           (60,000)                --

December 1998, common stock issued for
cash at $0.25 per share                           412,000                412           102,588                 --                --

Stock offering costs                                   --                 --          (65,195)                 --                --

Net loss for the year ended
   December 31, 1998                                   --                 --                --                 --         (241,548)
                                               ----------         ----------        ----------        -----------        ----------

Balance, December 31, 1998                     14,612,000        $    14,612       $   613,193       $    (60,000)      $  (247,147)
                                               ==========         ==========        ==========        ===========        ==========


The accompanying notes are an integral part of these consolidated financial statements.


                                                      AVID SPORTSWEAR AND GOLF
                                          (Formerly Golf Innovations Corp. and Subsidiary)
                                Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                    Common Stock                 Additional
                                             -------------------------            Paid-in         Subscriptions       Accumulated
                                             Shares             Amount            Capital          Receivable           Deficit
                                             ------             ------            -------          ----------           -------

Balance, December 31, 1998                     14,612,000        $    14,612       $   613,193       $   (60,000)     $  (247,157)

Common stock issued for debt conversion
at $0.56 per share (unaudited)
                                                  373,336                373           209,627                 --               --

Common stock issued for acquisition of
AVID Sportswear, Inc. at $0.43 per share                                                                                        --
(unaudited)                                     1,100,000              1,100           273,900                 --
                                                                                                                                --

Common stock issued for cash at $0.43
per share (unaudited)                           4,028,770              4,029         1,715,547                 --               --

Common stock issued for advertising and
promotion services at $0.25 per share
(unaudited)                                       800,000                800           199,200                 --               --

Receipt of stock subscription
(unaudited)                                            --                 --                --             15,000               --

Common stock issued for personal
guarantee of officers and directors at
$0.25 per share (unaudited)                     3,500,000              3,500           871,500                 --               --

Common stock issued for personal
guarantee of officers and directors and
cash (unaudited)                                2,000,000              2,000           498,000                 --               --

Common stock issued for cash at $0.25
per share (unaudited)                              50,000                 50            24,950                 --               --

Net loss for the nine months ended
September 30, 1999 (unaudited)                         --                 --                --                 --       (2,425,565)
                                                ---------         ----------       -----------        -----------     -------------

Balance, June 30, 1999 (unaudited)             26,464,106        $    26,464      $  4,405,917       $   (45,000)     $ (2,672,722)
                                               ==========         ==========       ===========        ==========       ===========

The accompanying notes are an integral part of these consolidated financial statements.


                                                      AVID SPORTSWEAR AND GOLF
                                          (Formerly Golf Innovations Corp. and Subsidiary)
                                                Consolidated Statements of Cash Flows
                                                             (Unaudited)


                                                               For the Nine Months Ended              For the Three Months Ended
                                                                     September 30,                          September 30,
                                                               -------------------------              --------------------------
                                                               1999                 1998                 1999              1998
                                                               -------------------------              --------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

     Net (loss)                                              $  (2,425,565)        $   (188,001)      $ (114,357)       $  (163,001)
     Adjustments to reconcile net (loss) to net
       cash used in operating activities:
       Depreciation and amortization                                163,010                   --           71,157                 --
       Loss on valuation of asset                                        --               25,000               --                 --
       Common stock issued for services                           1,475,000                   --               --                 --
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable                   199,061                   --          408,113                 --
       (Increase) decrease in inventory                           (467,272)                   --        (270,373)                 --
       (Increase) decrease in prepaid expenses                      (8,165)             (29,417)           33,979           (29,417)
       Increase (decrease) in accounts payable                      294,012                   --         (38,665)                 --
       Increase (decrease) in accrued expenses                      119,827                   --          165,249                 --
                                                              -------------         ------------       ----------         ----------
         Net Cash Used in Operating Activities                    (650,092)            (192,418)          255,103          (192,418)
                                                              -------------         ------------       ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property and equipment                          (365,977)                   --        (170,096)                 --
                                                              -------------         ------------       ----------         ----------

         Net Cash Used in Investing Activities                    (365,977)                   --        (170,096)                 --
                                                              -------------         ------------       ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES

     Cash purchased with AVID                                        40,282                   --               --                 --
     Payment to Avid shareholders                                 (725,000)                   --               --                 --
     Payments on notes payable                                  (2,006,061)                   --        (126,750)                 --
     Proceeds from notes payable                                  1,340,735                   --           16,743                 --
     Issuance of stock for cash                                   1,859,576              250,000           25,000                 --
     Receipt of related party receivable                            352,300                   --               --                 --
                                                              -------------         ------------       ----------         ----------

       Net Cash Provided by Financing Activities                    861,832              250,000         (85,007)                 --
                                                              -------------         ------------       ----------         ----------

NET INCREASE (DECREASE) IN CASH                                   (154,237)               57,582               --          (192,418)

CASH AND CASH EQUIVALENT AT
     BEGINNING OF PERIOD                                            154,237                3,391               --            253,391
                                                              -------------         ------------       ----------         ----------

CASH AND CASH EQUIVALENT AT
     END OF PERIOD                                                       --         $     60,973        $      --        $    60,973
                                                              =============         ============        =========         ==========

The accompanying notes are an integral part of these consolidated financial statements.


                                                AVID SPORTSWEAR AND GOLF
                                    (Formerly Golf Innovations Corp. and Subsidiary)
                                    Consolidated Statements of Cash Flows (Continued)
                                                       (Unaudited)


                                                           For the Nine Months Ended       For the Three Months Ended
                                                                 September 30,                    September 30,
                                                           -------------------------       --------------------------
                                                              1999            1998            1999            1998
                                                           -------------------------       --------------------------

CASH PAID FOR:

     Interest                                               $   39,870       $     --       $  17,500      $      --
     Income tax                                             $       --       $     --       $      --      $      --

SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Issuance of common stock for subsidiary                     $  275,000       $     --        $     --      $      --




The accompanying notes are an integral part of these consolidated financial statements.

                            AVID SPORTSWEAR AND GOLF
                (Formerly Golf Innovations Corp. and Subsidiary)
                 Notes to the Consolidated Financial Statements


NOTE 1 -   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

            The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

            Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.
















The accompanying notes are an integral part of these consolidated financial statements.

                             GOLF INNOVATIONS CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S



Independent Auditors' Report...............................................F-3

Balance Sheet..............................................................F-4

Statements of Operations...................................................F-5

Statement of Stockholders' Equity (Deficit)................................F-6

Statements of Cash Flows...................................................F-7

Notes to the Financial Statements..........................................F-8

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders of Golf Innovations Corp.
(A Development Stage Company)
Sarasota, Florida

We have audited the accompanying balance sheet of Golf Innovations Corp. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and from inception on September 19, 1997 through December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Innovations Corp. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 and from inception on September 19, 1997 through December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
March 4, 1999



   The accompanying notes are an integral part of these financial statements.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS

                                                                    December 31,
                                                                        1998
                                                                    ------------
CURRENT ASSETS

     Cash (Note 1)                                                 $    154,237
     Prepaid insurance                                                   21,949
                                                                    -----------
         Total Current Assets                                           176,186
                                                                    -----------

FIXED ASSETS (Note 2)

     Computers - net                                                      2,162
                                                                    -----------
         Total Fixed Assets                                               2,162
                                                                    -----------

         TOTAL ASSETS                                              $    178,348
                                                                    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Convertible notes payable (note 8)                            $    210,000
                                                                    -----------

         Total Current Liabilities                                      210,000
                                                                    -----------

         TOTAL LIABILITIES                                              210,000
                                                                    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock: 25,000,000 share authorized of $0.001 par
         value, 14,612,000 shares issued and outstanding                 14,612
     Additional paid-in capital                                         613,193
     Common stock subscription receivable (Note 4)                     (60,000)
     Receivable - related parties (Note 5)                            (352,300)
     Deficit accumulated during the development stage                 (247,157)
                                                                    -----------

         Total Stockholders' Equity (Deficit)                          (31,652)
                                                                    -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)      $    178,348
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.


                                                    GOLF INNOVATIONS CORP.
                                                (A Development Stage Company)
                                                   Statements of Operations


                                                                                                   From Inception on
                                                                                              September 19, 1997 through
                                                                       December 31                    December 31
                                                                                              --------------------------
                                                                          1998                 1997                 1998
                                                                       -----------            ---------        ---------
REVENUE                                                                 $       --           $       --        $        --

EXPENSES
         Depreciation                                                          114                   --                114
         General and administration                                        187,006                5,609            192,615
                                                                         ---------            ---------          ---------

           Total Expenses                                                  187,120                5,609            192,729
                                                                         ---------            ---------          ---------

LOSS FROM OPERATIONS                                                      (187,120)              (5,609)          (192,729)
                                                                         ---------            ---------          ---------

OTHER INCOME (LOSS)

         Interest income                                                        45                   --                 45
         Other income                                                          527                   --                527
         Loss on valuation of asset (Note 7)                               (55,000)                  --            (55,000)
                                                                         ---------            ---------          ---------

           Total Other Income (Loss)                                       (54,428)                  --           (54,428)
                                                                         ---------            ---------          ---------

NET LOSS                                                                 (241,548)              (5,609)          (247,157)

OTHER COMPREHENSIVE INCOME                                                      --                   --                 --
                                                                         ---------            ---------          ---------

NET COMPREHENSIVE LOSS                                                 $ (241,548)           $  (5,609)        $ (247,157)
                                                                         =========            =========

BASIC LOSS PER SHARE                                                   $    (0.02)          $    (0.00)
                                                                         =========            =========

FULLY DILUTED LOSS PER SHARE                                           $    (0.02)          $    (0.00)
                                                                         =========            =========         ==========

   The accompanying notes are an integral part of these financial statements.


                                                       GOLF INNOVATIONS CORP.
                                                    (A Development Stage Company)
                                            Statements of Stockholders' Equity (Deficit)



                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                          Common Stock              Additional                       During the
                                                    -----------------------          Paid-in       Subscriptions     Development
                                                    Shares           Amount          Capital        Receivable          Stage
                                                    ------           ------          -------        ----------       -----------

Balance at inception on September 19, 1997                   --         $     --    $         --     $        --      $         --

October 1997, common stock issued for
     cash at $0.00333 per share                       3,000,000            3,000           7,000               --               --

Net loss for the year ended   December 31, 1997
                                                             --               --              --               --           (5,609)
                                                      ---------          -------     -----------      -----------      -----------
Balance,
December 31, 1997                                       300,000            3,000           7,000               --           (5,609)

February 1998, common stock issued
     for assets at $0.08333 per share                   300,000              300          24,700               --               --

February 1998, common stock issued
     for cash at $0.08333 per share                   3,000,000            3,000         247,000               --               --

June 1998, common stock issued for
     cash at $0.00333 per share                       6,000,000            6,000          14,000               --               --

August 1998, common stock issued for
     cash at $0.15 per share                           1,500,00            1,500         223,500               --               --

August 1998, common stock issued for
     subscriptions at $0.15 per share                   400,000              400          59,600          (60,000)              --

December 1998, common stock issued
     for cash at $0.25 per share                        412,000              412         102,588               --               --

Stock offering costs                                         --               --         (65,195)               --              --

Net loss for the year ended December 31, 1998                --               --              --               --         (241,548)
                                                      ---------          -------     -----------      -----------      -----------

Balance,
December 31, 1998                                    14,612,000       $   14,612      $  613,193      $  (60,000)      $  (247,147)
                                                     ==========        =========       =========       =========        ==========

   The accompanying notes are an integral part of these financial statements.


                                                       GOLF INNOVATIONS CORP.
                                                    (A Development Stage Company)
                                                      Statements of Cash Flows

                                                                                                             From Inception on
                                                                                                          September 19, 1997 through
                                                                                                                December 31,
                                                                                  December 31,            --------------------------
                                                                                     1998                   1997           1998
                                                                                     ----                   ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                                                       $  (241,548)       $  (5,609)     $(247,157)
     Adjustments to reconcile net loss to net cash (used) by operating activities:
       Loss on valuation of asset                                                         55,000               --         55,000
       Depreciation                                                                          114               --            114
     Changes in Operating Assets and Liabilities:
       (Increase) decrease in prepaid expenses                                           (20,949)          (1,000)       (21,949)
                                                                                     -----------         --------      ---------
       Net Cash (Used) by Operating Activities                                          (207,383)          (6,609)      (213,992)
                                                                                     -----------         --------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of fixed assets                                                           (32,276)               --       (32,276)
                                                                                     -----------         --------      ---------

       Net Cash (Used) by Investing Activities                                          (32,276)               --       (32,276)
                                                                                     -----------         --------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES

     Borrowings on notes payable                                                         210,000               --        210,000
     Loans to related parties                                                           (352,300)            --       (352,300)
     Common stock issued for cash                                                        598,000           10,000        608,000
     Stock offering costs                                                                (65,195)              --        (65,195)
                                                                                     -----------         --------      ---------

       Net Cash Provided by Financing Activities                                         390,505           10,000        400,505
                                                                                     -----------         --------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                150,846            3,391        154,237

CASH AND CASH EQUIVALENTS AT BEGINNING                                                     3,391               --             --
  OF PERIOD
                                                                                     -----------         --------      ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $   154,237         $  3,391      $ 154,237
                                                                                     ===========         ========      =========

Cash Paid For:

     Interest                                                                        $        --         $     --      $      --
     Income taxes                                                                    $        --         $     --      $      --

Non-Cash Financing Activities:

     Issuance of common stock on subscription                                        $    60,000         $     --      $  60,000
     Issuance of common stock for assets                                             $    25,000         $     --      $  25,000

   The accompanying notes are an integral part of these financial statements.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -  NATURE OF ORGANIZATION

          This summary of significant accounting policies of Golf Innovations Corp. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          a. Organization and Business Activities

          Golf Innovations Corp. was incorporated under the laws of the State of Nevada on September 19, 1997. The Company has been in the development stage since incorporation.

          b. Depreciation

          Depreciation is provided using the straight-lien method over the assets' estimated useful life of five years.

          c. Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          d. Cash and Cash Equivalents

          For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

          e. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f. Basic Loss Per Share

          The computation of basic loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period presented. The fully diluted loss per share computation includes the shares to be issued from the convertible notes payable.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 1 -  NATURE OF ORGANIZATION (Continued)

          g. Income Taxes

          No provision for income taxes has been accrued because the Company has net operating losses from inception. The net operating loss carryforwards of approximately $247,000 at December 31, 1998 which expire in 2013. No tax benefit has been reported in the financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

          h. Uninsured Corporate Cash Balances

          The Company maintains its corporate cash balances at one bank. Corporate cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of insured limits were approximately $54,237 at December 31, 1998.

          i. Change in Accounting Principle

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income for all years presented.

NOTE 2 -  FIXED ASSETS

          Fixed assets at December 31, 1998 consisted of the following:

                                                                  December 31,
                                                                      1998
                                                                  -----------

                      Computers                               $           2,276
                      Less accumulated depreciation                        (114)
                                                              -----------------

                      Net Fixed Assets                        $           2,162
                                                              =================

          Depreciation expense for the year ended December 31, 1998 was $114.

          Depreciation expense is computed using the straight-line method over a three year life.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 3 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company is in the process of acquiring a company in the sports wear industry and investigating other companies for possible future acquisition. It also intends to collect the proceeds of its stock subscriptions and loans receivable. In the interim, management has committed to meeting its operating costs.

NOTE 4 -  STOCK SUBSCRIPTION RECEIVABLE

          The Company has issued 400,000 shares of its common stock pursuant to a subscription to officers and directors of the Company. The subscription price is $0.15 per share and the subscription provides that the principal and interest accrued at 8 percent (8%) per annum from August 1998 is to be paid in full in August of 1999. In the event that the borrower is unable to make available the necessary funds to complete payment upon demand, the Company agrees to negotiate installment terms to satisfy that demand.

NOTE 5 -  RELATED PARTY TRANSACTIONS

          At December 31, 1998, the Company was owed in the amount of $412,300 monies from officers, directors or affiliated business ventures consisting of the following:

                 Notes receivable                           $         253,500
                 Loans receivable                                      98,800
                 Stock subscriptions receivable (Note 4)               60,000
                                                            -----------------

                                                            $         412,300
                                                            =================

NOTE 6 -  ORGANIZATION COSTS

          The Company incurred one-time start-up costs since the date of inception which were accrued as follows:

                                                  DECEMBER 31,
                                        ----------------------------------
                                              1998                1997
                                        ----------------    --------------

                 Start-up costs         $        47,895     $        5,609
                                         ==============      =============

          Consistent with the adoption of SOP 98-5, these costs were expensed as incurred as of the balance sheet dates presented.

                             GOLF INNOVATIONS CORP.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1998


NOTE 7 -  LOSS ON VALUATION OF ASSET

          During the year ended December 31, 1998, the Company purchased distribution rights for $30,000 cash plus 100,000 shares of its common stock valued at par. Accordingly, an asset was recorded in the amount of $55,000. As of December 31, 1998, the Company's management determined that the agreement had a net realizable value of $-0-, therefore, the asset was written off producing a loss of $55,000.

NOTE 8 -  CONVERTIBLE NOTES PAYABLE

          On December 30, 1998, the Company received $210,000 cash and issued a note payable which was convertible into 373,336 shares of the Company's common stock. The note is unsecured, non-interest bearing and due upon demand (see Note 9).

NOTE 9 -  SUBSEQUENT EVENTS

          As of January 28, 1999, payment had been received in the amount of $237,000 of the loans receivable - related party as presented in the accompanying balance sheet at December 31, 1998.

          Subsequent to the date of the balance sheet, the note payable in the amount of $210,000 was converted into 373,336 shares of the Company's common stock.

NOTE 10 - PURCHASE OF AVID SPORTSWEAR, INC.

          On December 18, 1998, the Company entered into a stock purchase and sales agreement (Agreement) with Avid Sportswear, Inc. (AVID), a California corporation. This Agreement was finalized on March 1, 1999. The Agreement called for the Company to purchase all of the outstanding stock of AVID for $725,000 and 1,100,000 shares of stock. Additionally, the Company was to pay off all of the notes payable to the shareholders of AVID and the notes payable to Nations Bank, fka Bank IV. The total amounts of these notes was $1,826,119 at the date of closing.

          The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 1,100,000 shares of common stock by the Company to acquire 100% of the outstanding shares of common stock of AVID. The acquisition of AVID by the Company will be accounted for as a purchase of AVID.


                                                       GOLF INNOVATIONS CORP.
                                                 Consolidated Proforma Balance Sheet
                                                          December 31, 1998
                                                             (Unaudited)

                                                               ASSETS


                                                                                             Proforma
                                                                                       Adjustments Increase       Proforma
                                     Golf Innovations Inc.    Avid Sportswear Inc.          (Decrease)          Consolidated
                                     ---------------------    --------------------          ----------          ------------

CURRENT ASSETS

     Cash                                    $      154,237            $      40,282          $      994,576      $   1,189,095
     Prepaid insurance                               21,949                       --                      --             21,949
     Accounts receivable (net)                           --                  296,633                      --            296,633
     Inventory                                           --                  889,865                      --            889,865
                                              -------------             ------------           -------------       ------------
       Total Current Assets                         176,186                1,226,780                 994,576          2,397,542
                                              -------------             ------------           -------------       ------------

FIXED ASSETS (NET)                                    2,162                  271,293                      --            273,455
                                              -------------             ------------           -------------       ------------

OTHER ASSETS

     Trademarks                                          --                    2,902                      --              2,902
     Goodwill                                            --                       --               1,779,428          1,779,428
     Accumulated amortization                            --                       --                (177,943)          (177,943)
                                              -------------             ------------           -------------       ------------

       Total Other Assets                                --                    2,902               1,601,485          1,604,387
                                              -------------             ------------           -------------       ------------

         TOTAL ASSETS                        $      178,348           $    1,500,975         $     2,596,061      $   4,275,384
                                              =============             ============           =============       ============


                                                       GOLF INNOVATIONS CORP.
                                                 Consolidated Proforma Balance Sheet
                                                          December 31, 1998
                                                             (Unaudited)


                                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                 Proforma
                                                                                           Adjustments Increase        Proforma
                                          Golf Innovations Inc.    Avid Sportswear Inc.         (Decrease)           Consolidated
                                          ---------------------    --------------------         ----------           ------------

CURRENT LIABILITIES

     Accounts payable
     Accrued expenses                                      --                   63,353                     --               63,353
     Notes payable                                    210,000                1,852,561                     --            2,062,561
                                                  -----------              -----------            -----------          -----------

         Total Current Liabilities                    210,000                2,280,403                     --            2,490,403
                                                  -----------              -----------            -----------          -----------

         TOTAL LIABILITIES                            210,000                2,280,403                     --            2,490,403
                                                  -----------              -----------            -----------          -----------

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock:  25,000,000 shares
       authorized of $0.001 par value,
       19,740,770 shares issued and
       outstanding                                     14,612                  764,170               (759,041)              19,741

     Additional paid-in capital                       613,193                       --              1,989,447            2,602,640

     Stock subscription receivable                    (60,000)                      --                     --              (60,000)

     Receivable from related parties                 (352,300)                      --                     --             (352,300)

     Accumulated deficit                             (247,157)              (1,543,598)              1,365,655            (425,100)
                                                  -----------              -----------            ------------         ------------
     Total Stockholders' Equity (Deficit)             (31,652)                (779,428)              2,596,061            1,784,981
                                                  -----------              -----------            ------------         ------------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY
       (DEFICIT)                                $     178,348          $     1,500,975          $    2,596,061        $   4,275,384
                                                  ===========              ===========            ============         ============


                                                       GOLF INNOVATIONS CORP.
                                            Consolidated Proforma Statement of Operations
                                                          December 31, 1998
                                                             (Unaudited)



                                                                       Proforma         Adjustments Increase        Proforma
                                        Golf Innovations Inc.    Avid Sportswear Inc.        (Decrease)           Consolidated
                                        ---------------------    --------------------        ----------           ------------

SALES, NET                                   $              --         $     3,721,829           $         --        $  3,721,829

COST OF GOODS SOLD                                          --               2,678,906                     --           2,678,906
                                               ---------------          --------------            -----------         -----------

     Gross Profit                                           --               1,042,923                     --           1,042,923
                                               ---------------          --------------            -----------         -----------

OPERATING EXPENSE

     Selling expenses                                       --                 576,260                     --             576,260
     Depreciation and amortization                         114                  74,441                177,943             252,498
     General and administrative                        187,006                 980,134                     --           1,167,140
                                               ---------------          --------------            -----------         -----------

       Total Operating Expenses                       (187,120)              1,630,835                177,943           1,995,898
                                               ---------------          --------------            -----------         -----------

OPERATING (LOSS) INCOME                               (187,120)               (587,912)              (177,943)           (952,975)
                                               ---------------          --------------            -----------         -----------

OTHER INCOME EXPENSES

     Bad debt expenses                                      --                 (21,554)                    --             (21,554)
     Interest income                                        45                      --                     --                  45
     Other income                                          527                      --                     --                 527
     Loss on valuation of asset                        (55,000)                     --                     --             (55,000)
     Interest expense                                       --                (134,384)                    --            (134,384)
                                               ---------------          --------------            -----------         -----------

       Total Other Income Expenses                     (54,428)               (155,938)                    --            (210,366)
                                               ---------------          --------------            -----------         -----------

LOSS BEFORE INCOME TAXES                              (241,548)               (743,850)                    --          (1,163,341)

INCOME TAXES                                                --                      --                     --                  --
                                               ---------------          --------------            -----------         -----------

NET LOSS                                      $       (241,548)        $     (743,850)        $     (177,943)       $ (1,163,341)
                                               ===============          ==============            ===========         ==========


                                               GOLF INNOVATIONS CORP.
                                          Summary of Proforma Adjustments
                                                 December 31, 1998
                                                    (Unaudited)


Proforma Adjustments

1)   Goodwill (Golf Innovations)                                                               $       1,779,428
     Common stock (Avid)                                                                                 764,170
     Retained earnings (Avid)                                                                         (1,543,598)
     Common stock (Golf Innovations)                                                                      (1,100)
     Additional paid-in capital (Golf Innovations)                                                      (273,900)
     Cash (Golf Innovations)                                                                            (725,000)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record  purchase of Avid through the issuance of 1,100,000  shares of common stock valued at
$0.25 per share and $725,000 cash.

2)   Cash (Golf Innovations)                                                                   $       1,719,576
     Common stock (Golf Innovations)                                                                      (4,029)
     Additional paid-in capital (Golf Innovations)                                                    (1,715,547)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record the sale of 4,028,770 shares of common stock to fund the purchase of AVID.

3)   Amortization expense                                                                      $         177,943
     Accumulated amortization - goodwill                                                                (177,943)
                                                                                               -----------------

                                                                                               $              --
                                                                                               =================

     To record 1 year of amortization expense based on a ten year life.


                              AVID SPORTSWEAR, INC.


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1998 AND 1997

                                 C O N T E N T S


Independent Auditors' Report...............................................F-3

Balance Sheet..............................................................F-4

Statements of Operations...................................................F-5

Statements of Stockholders' Equity (Deficit)...............................F-7

Statements of Cash Flows...................................................F-8

Notes to the Financial Statements..........................................F-9

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders
Avid Sportswear, Inc.
Carson, California

We have audited the accompanying balance sheet of Avid Sportswear, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avid Sportswear, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
April 22, 1999

                              AVID SPORTSWEAR, INC.
                                  BALANCE SHEET

                                     ASSETS

                                                              December 31,
                                                                  1998
                                                            -----------------

CURRENT ASSETS

     Cash                                              $              40,282
     Accounts receivable, net (Note 2)                               296,633
     Inventory (Note 3)                                              889,865
                                                            -----------------

         Total Current Assets                                      1,226,780
                                                            -----------------

EQUIPMENT (Note 4)

     Machinery and equipment                                         244,790
     Furniture and fixtures                                           79,304
     Show booths                                                     283,406
     Leasehold improvements                                            3,748
     Less: accumulated depreciation                                 (339,955)
                                                            -----------------

         Total Equipment                                             271,293
                                                            -----------------

OTHER ASSETS

     Trademarks                                                        2,902
                                                            -----------------

         Total Other Assets                                            2,902
                                                            -----------------

         TOTAL ASSETS                                  $           1,500,975
                                                            =================

   The accompanying notes are an integral part of these financial statements.


                                     AVID SPORTSWEAR, INC.
                                   BALANCE SHEET (CONTINUED)


                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             December 31,
                                                                                 1998
                                                                       -----------------------
CURRENT LIABILITIES

  Cash overdraft                                                    $                 --
  Accounts payable                                                               364,489
  Accrued expenses                                                                63,353
  Notes payable - related (Note 5)                                               943,000
  Notes payable (Note 6)                                                         909,561
                                                                       -----------------

         Total Current Liabilities                                             2,280,403
                                                                       -----------------

         Total Liabilities                                                     2,280,403
                                                                       -----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, no par value, 1,000,000 shares
      authorized; 34,485.72 and 32,771.42 shares
      issued and outstanding, respectively                                       764,170
  Accumulated deficit                                                         (1,543,598)
                                                                       -----------------

    Total Stockholders' Equity (Deficit)                                        (779,428)
                                                                       -----------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)            $         $1,500,975
                                                                       =================

   The accompanying notes are an integral part of these financial statements.


                                          AVID SPORTSWEAR, INC.
                                         STATEMENTS OF OPERATIONS



                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                  --------------------------------------------------
                                                                  1998                       1997
                                                  -----------------------    -----------------------

SALES, NET                                        $          3,721,829       $          2,848,815

COST OF GOODS SOLD                                           2,678,906                  1,964,284
                                                  -----------------------    -----------------------

     Gross Margin                                            1,042,923                    884,531
                                                  -----------------------    -----------------------

OPERATING EXPENSES

     Selling expenses                                          576,260                    459,952
     Depreciation expense                                       74,441                     53,057
     General and administrative expenses                       980,134                    751,813
                                                  -----------------------    -----------------------

         Total Operating Expenses                            1,630,835                  1,264,822
                                                  -----------------------    -----------------------

         (Loss) from Operations                               (587,912)                  (380,291)
                                                  -----------------------    -----------------------

OTHER (EXPENSE)

     Interest expense                                         (134,384)                  (105,849)
     Bad debt expense                                          (21,554)                   (36,216)
                                                  -----------------------    -----------------------

         Total Other Income (Expense)                         (155,938)                  (142,065)
                                                  -----------------------    -----------------------

NET (LOSS)                                        $           (743,850)       $          (522,356)
                                                  =======================    =======================


   The accompanying notes are an integral part of these financial statements.


                                                       AVID SPORTSWEAR, INC.
                                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                    COMMON STOCK
                                         ---------------------------------------
                                                                                         STOCK               ACCUMULATED
                                                SHARES                AMOUNT          SUBSCRIPTION             DEFICIT
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1996                   28,142.88       $      $539,170       $        (75,000)       $      (277,392)

Issuance of common stock for cash at
     $37.81 per share                         4,628.54               175,000                     --                     --

Net loss for the year ended
     December 31, 1997                              --                    --                     --               (522,356)
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1997                   32,771.42               714,170                     --               (799,748)

Receipt of stock subscription                       --                    --                 75,000                     --

Common stock issued for cash at  $29.17
     per share                                1,714.30                50,000                     --                     --

Net loss for the year ended
     December 31, 1998                              --                    --                     --               (743,850)
                                         -----------------     -----------------     ------------------     ------------------

Balance, December 31, 1998                   34,485.72       $       764,170       $             --       $     (1,543,598)
                                         =================     =================     ==================     ==================


   The accompanying notes are an integral part of these financial statements.


                                                       AVID SPORTSWEAR, INC.
                                                     STATEMENTS OF CASH FLOWS


                                                                                                  FOR THE YEARS ENDED
                                                                                                      DECEMBER 31,
                                                                                         -----------------------------------------
                                                                                                     1998                  1997
                                                                                         -------------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net (Loss)                                                                          $       (743,850)     $      (522,356)
     Adjustments to reconcile net (loss) to net cash used in operating activities:
         Depreciation and amortization                                                             74,441                53,057
         Bad debt expense                                                                          21,554                36,216
     Changes in operating assets and liabilities:
         (Increase) decrease in accounts receivable                                                 9,810               (93,649)
         (Increase) decrease in inventory                                                         108,513              (387,166)
         (Increase) decrease in other assets                                                       17,153                 2,307
         Increase (decrease) in accounts payable                                                  (60,977)              225,242
         Increase (decrease) in accrued expenses                                                   11,254                 6,711
                                                                                         -------------------   -------------------

              Net Cash Provided (Used) in Operating Activities                                   (562,102)             (679,638)
                                                                                         -------------------   -------------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchases of property and equipment                                                         (190,312)             (101,089)
                                                                                         -------------------    ------------------


         Net Cash Used in Investing Activities                                                   (190,312)             (101,089)
                                                                                         -------------------   -------------------

CASH FLOWS FROM FINANCING ACTIVITIES

     Payments on notes payable                                                                         --               (50,000)
     Proceeds from notes payable                                                                   99,696                    --
     Issuance of stock                                                                             50,000               250,000
     New borrowings from related parties                                                          643,000               180,000
                                                                                         -------------------   -------------------

         Net Cash Provided by Financing Activities                                                792,696               380,000
                                                                                         -------------------   -------------------

NET INCREASE (DECREASE) IN CASH                                                                    40,282             (400,727)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                         --               400,727
                                                                                         -------------------   -------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $         40,282      $             --
                                                                                         ===================   ===================

CASH PAID FOR:

     Interest                                                                            $         42,387      $         31,592
     Income taxes                                                                        $             --      $             --

   The accompanying notes are an integral part of these financial statements.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

         The financial statements presented are those of Avid Sportswear, Inc. (the Company). The Company was incorporated in the state of California on October 6, 1988 to carry on any lawful activity under the laws of California. The Company is engaged in the business of designing and producing golfwear and other custom made clothing.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

         b. Income Taxes

         The Company had elected to be taxed as a Sub-Chapter S corporation, accordingly, there is no provision for income taxes at the corporate level.

         c. Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

         d. Inventory

         Inventories of raw materials, finished goods and work-in-process are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

         e. Revenue Recognition

         The Company's revenue is derived primarily from the sale of apparel. The revenue is recognized upon completion and shipment to the customer. The cost of work-in-process and finished goods includes all direct materials, labor and those indirect costs related to the apparel. Selling, general and administrative costs are expensed as incurred.

         f. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g. Allowance for Doubtful Accounts

         The Company's accounts receivable are shown net of an allowance for doubtful accounts of $250,947 and $124,611 at December 31, 1998 and 1997, respectively.

         h. Reclassification

         Certain December 31, 1997 balances have been reclassified to conform with the December 31, 1998 financial statement presentation.

         i. Advertising Expense

         The Company expenses advertising costs as incurred.


                                               AVID SPORTSWEAR, INC.
                                         Notes to the Financial Statements
                                             December 31, 1998 and 1997

NOTE 3 - INVENTORY

         Inventories for December 31, 1998 consisted of the following:           December 31,
                                                                                     1998
                                                                           ---------------------

         Finished goods                                                    $            402,222
         Work-in-process                                                                149,247
         Raw materials and supplies                                                     338,396

                                                                           ---------------------
         Total                                                             $            889,865
                                                                           =====================

NOTE 4 - EQUIPMENT

         All equipment is accounted for at cost. Equipment is depreciated over its estimated useful lives using accelerated methods. For the years ended December 31, 1998 and 1997, the Company expensed $74,441 and $53,057 in depreciation.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

         The Company has received advances from related parties which bear interest at various rates, from 8% to 10.25% are unsecured and due on demand. The balances due at December 31, 1998 and 1997 were $943,000 and $300,000. All of the notes were paid off subsequent to December 31, 1998 in conjunction with the merger with Golf Innovations, Inc. (Note
         10).

NOTE 6 - NOTES PAYABLE


         Notes payable at December 31, 1998 consisted of the following:

         Note  payable to Nations  Bank,  fka Bank IV;  secured  by  accounts  receivable, inventory and fixed assets, bearing interest at 10% and due February 1,
         1999.                                                                                        $  469,865

         Line of  credit  payable  to  Nations  Bank,  fka Bank IV,  secured  by  accounts receivable,  inventory and fixed assets,  bearing interest at 10.25% and
         due February 1, 1999.                                                                           340,000

         Irrevocable letter of credit due to Nations Bank, fka Bank IV, secured by accounts receivable, inventory and fixed  assets, bearing interest at 10.25% and due February 1,
         1999.                                                                                            99,696
                                                                                                       ---------

                                                                                                      $  909,561
                                                                                                       =========

         All of these notes payable were paid off subsequent to year end in conjunction with the merger with Golf Innovations, Inc. (Note 10).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         a. Office Lease

         The Company leases its office and warehouse space on a month-to-month basis. Rent expense for the years ended December 31, 1998 and 1997 was $52,241 and $51,600, respectively.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         b. Royalty Agreement

         BRITISH OPEN COLLECTION. On December 8, 1998, the Company obtained the sole and exclusive right and license to use certain trademarks associated with the British Open Golf Championship. The licensor is The Championship Committee Merchandising Limited, which is the exclusive licensor of certain trademarks from The Royal & Ancient Golf Club of St. Andrews, Scotland. This license is for the United States and its territories and has a seven year term. Under this license, the Company may manufacture, advertise, distribute and sell products bearing the licensed trademarks to specialty stores and the menswear departments of department stores. It is not permitted to sell these products to discount stores or mass-market retail chains. In return for this license, the Company must pay the licensor, on a quarterly basis, a royalty equal to five percent of net wholesale sales of products bearing these trademarks, subject to a guaranteed minimum royalty. Net wholesale sales means the invoiced wholesale billing price, less shipping, discounts actually given, duties, insurance, sales taxes, value-added taxes and credits allowed for returns or defective merchandise.

                              CONTRACT YEAR                     MINIMUM ROYALTY

                                    1                              $100,000
                                    2                              $125,000
                                    3                              $150,000
                                    4                              $175,000
                                    5                              $200,000
                                    6                              $200,000
                                    7                              $200,000

NOTE 8 - CONCENTRATIONS OF RISK

         a. Cash

         The Company maintains a cash account at a financial institution located in Carson, California. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

         b. Accounts Receivable

         The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

         c. Royalty Agreement

         The Company has signed a licensing agreement with Major League Baseball which expires on December 31, 1999. The agreement calls for the Company to pay a royalty fee of 11% of sales of Major League Baseball apparel. Royalty expense for the years ended December 31, 1998 and 1997 was $17,942 and $23,500, respectively.

                              AVID SPORTSWEAR, INC.
                        Notes to the Financial Statements
                           December 31, 1998 and 1997


NOTE 9 - CUSTOMERS AND EXPORT SALES

         During 1998 and 1997, the Company operated one industry segment which includes the manufacturing and marketing of apparel.

         The  Company's  financial   instruments  subject  to  credit  risk  are
         primarily trade accounts receivable from its customers.

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                               -------------------------------------------------
                                         1998                        1997
                               -----------------------     ---------------------
         Foreign sales         $                --         $                --
         Domestic sales                  3,721,829                   2,848,815
                               -----------------------     ---------------------
                               $         3,721,829         $         2,848,815
                               =======================     =====================

NOTE 10 - MERGER WITH GOLF INNOVATIONS, INC.

         On December 18, 1998, the Company entered into a stock purchase and sales agreement (Agreement) with Golf Innovations, Inc. (GFIO), a Nevada corporation. This Agreement was finalized on March 1, 1999. The Agreement called for GFIO to purchase all of the outstanding stock of the Company for $725,000 and 1,100,000 shares of GFIO stock. Additionally, GFIO was to pay off all of the notes payable to the shareholders of the Company and the notes payable to Nations Bank, fka Bank IV. The total amounts of these notes was $1,826,119 at the date of closing.

         The following is an unaudited proforma consolidated balance sheet and income statement assuming the issuance of 1,100,000 shares of common stock by GFIO to acquire 100% of the outstanding shares of common stock of the Company. The acquisition of the Company by GFIO will be accounted for as a purchase of the Company by GFIO.


                                                         AVID SPORTSWEAR, INC.
                                                  CONSOLIDATED PROFORMA BALANCE SHEET
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)

                                                                                               PROFORMA
                                                                                              ADJUSTMENTS
                                                                                               INCREASE            PROFORMA
                                      GOLF INNOVATIONS, INC.      AVID SPORTSWEAR, INC.       (DECREASE)         CONSOLIDATED
                                    -----------------------------------------------------------------------------------------------

CURRENT ASSETS

   Cash                                      $       154,237            $        40,282         $    994,576       $  1,189,095
   Prepaid insurance                                  21,949                         --                   --             21,949
   Accounts receivable (net)                              --                    296,633                   --            296,633
   Inventory                                              --                    889,865                   --            889,865
                                              --------------             --------------          -----------         ----------

     Total Current Assets                            176,186                  1,226,780              994,576          2,397,542
                                              --------------             --------------          -----------         ----------

FIXED ASSETS (NET)                                     2,162                    271,293                   --            273,455
                                              --------------             --------------          -----------         ----------

OTHER ASSETS

   Trademarks                                             --                      2,902                   --              2,902
   Goodwill                                               --                         --            1,779,428          1,779,428
   Accumulated amortization                               --                         --             (177,943)          (177,943)
                                              --------------             --------------          -----------         ----------
     Total Other Assets                                   --                      2,902            1,601,485          1,604,387
                                              --------------             --------------          -----------         ----------

     TOTAL ASSETS                            $       178,348           $      1,500,975        $   2,596,061       $  4,275,384
                                              ==============             ==============          ===========         ==========


                                                         AVID SPORTSWEAR, INC.
                                                  CONSOLIDATED PROFORMA BALANCE SHEET
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)


                                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)




                                                                                                      PROFORMA
                                                                                                     ADJUSTMENTS
                                                                                                      INCREASE            PROFORMA
                                                GOLF INNOVATIONS, INC.   AVID SPORTSWEAR, INC.       (DECREASE)         CONSOLIDATED
                                                ----------------------   ---------------------       ----------         ------------

CURRENT LIABILITIES

   Accounts payable                                      $          --        $       364,489        $      --         $   364,489
   Accrued expenses                                                 --                 63,353               --              63,353
   Notes payable                                               210,000              1,852,561               --           2,062,561
                                                          ------------         --------------        ---------          ----------
     Total Current Liabilities                                 210,000              2,280,403               --           2,490,403
                                                          ------------         --------------        ---------          ----------
     TOTAL LIABILITIES                                         210,000              2,280,403               --           2,490,403
                                                          ------------         --------------        ---------          ----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 25,000,000 shares
       authorized of $0.001 par value,
       19,740,770 shares issued and
       outstanding                                              14,612                764,170        (759,041)              19,741
   Additional paid-in capital                                  613,193                     --        1,989,447           2,602,640
   Stock subscription  receivable                             (60,000)                     --               --            (60,000)
   Receivable from related parties                           (352,300)                     --               --           (352,300)
   Accumulated deficit                                       (247,157)            (1,543,598)        1,365,655           (425,100)
                                                          ------------         --------------        ---------          ----------

     Total Stockholders'  Equity (Deficit)                    (31,652)              (779,428)        2,596,061           1,784,981
                                                          ------------         --------------        ---------          ----------
     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                                $       178,348       $      1,500,975      $ 2,596,061         $ 4,275,384
                                                          ============         ==============        =========          ----------


                                                         AVID SPORTSWEAR, INC.
                                             CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS
                                                           DECEMBER 31, 1998
                                                              (UNAUDITED)

                                                                                                  PROFORMA
                                                                                                ADJUSTMENTS
                                                                                                  INCREASE              PROFORMA
                                       GOLF INNOVATIONS, INC.       AVID SPORTSWEAR, INC.        (DECREASE)           CONSOLIDATED
                                       ----------------------       ---------------------        ----------           ------------

SALES, NET                                      $          --         $      3,721,829         $          --          $   3,721,829
                                                 ------------          ---------------          ------------           ------------
COST OF GOODS SOLD                                         --                2,678,906                    --              2,678,906
                                                 ------------          ---------------          ------------           ------------
     Gross Profit                                          --                1,042,923                    --              1,042,923
                                                 ------------          ---------------          ------------           ------------
OPERATING EXPENSE

     Selling expenses                                      --                  576,260                    --                576,260
     Depreciation and amortization                        114                   74,441               177,943                252,498
     General and  administrative                      187,006                  980,134                    --              1,167,140
                                                 ------------          ---------------          ------------           ------------
         Total Operating Expenses                     187,120                1,630,835               177,943              1,995,898
                                                 ------------          ---------------          ------------           ------------
OPERATING (LOSS) INCOME                              (187,120)                (587,912)             (177,943)              (952,975)
                                                 ------------          ---------------          ------------           ------------
OTHER INCOME EXPENSES

     Bad debt expenses                                     --                  (21,554)                   --               (21,554)
     Interest income                                       45                       --                    --                     45
     Other income                                         527                       --                    --                    527
     Loss on valuation of asset                       (55,000)                      --                    --               (55,000)
     Interest expense                                      --                 (134,384)                   --              (134,384)
                                                 ------------          ---------------          ------------           ------------

         Total Other Income Expenses                  (54,428)                (155,938)                   --              (210,366)
                                                 ------------          ---------------          ------------           ------------
LOSS BEFORE INCOME TAXES                             (241,548)                (743,850)                   --            (1,163,341)


INCOME TAXES                                               --                       --                    --                     --
                                                 ------------          ---------------          ------------           ------------

NET LOSS                                       $     (241,548)        $       (743,850)         $   (177,943)         $  (1,163,341)
                                                 ============          ===============          ============           ------------



                                          AVID SPORTSWEAR, INC.
                                     SUMMARY OF PROFORMA ADJUSTMENTS
                                            DECEMBER 31, 1998
                                               (UNAUDITED)

Proforma Adjustments

1)        Goodwill (Golf Innovations)                                         $         1,779,428
          Common stock (Avid)                                                             764,170
          Retained earnings (Avid)                                                    (1,543,598)
          Common stock (Golf Innovations)                                                 (1,100)
          Additional paid-in capital (Golf Innovations)                                 (273,900)
          Cash (Golf Innovations)                                                       (725,000)
                                                                              =======================
                                                                              $               --
                                                                              =======================


          To record purchase of Avid through the issuance of 1,100,000 shares of common stock valued at $0.25 per share and $725,000 cash.

2)        Cash (Golf Innovations)                                             $         1,719,576
          Common stock (Golf Innovations)                                                  (4,029)
          Additional paid-in capital (Golf Innovations)                                (1,715,547)
                                                                              =======================
                                                                              $                --
                                                                              =======================


          To record the sale of 4,028,770 shares of common stock to fund the purchase of AVID.

3)        Amortization expense                                                $           177,943
          Accumulated amortization - goodwill                                            (177,943)
                                                                              -----------------------
                                                                              $                --
                                                                              =======================


To record 1 year of amortization expense based on a ten year life using the straight-line method.

                                    PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION.

EXHIBIT
  NO.    DESCRIPTION                            LOCATION

  2.01   Stock Purchase and Sale Agreement      Incorporated by reference to
         dated as of December 18, 1998 among    Exhibit 2.01 to the Registrant's
         the Company, Avid Sportswear, Inc.     Registration Statement on Form
         and the shareholders of Avid           10-SB (the "Registration
         Sportswear, Inc.                       Statement"),

  3.01   Articles of Incorporation filed        Incorporated by reference to
         September 19, 1997 with the Nevada     Exhibit 3.01 to the Registration
         Secretary of State                     Statement

  3.02   Amended Articles of Incorporation      Incorporated by reference to
         filed on May 12, 1999 with the Nevada  Exhibit 3.02 to the Registration
         Secretary of State                     Statement

  3.04   Bylaws                                 Incorporated by reference to
                                                Exhibit 3.04 to the Registration
                                                Statement

 10.01   Agreement dated as of December 8,      Incorporated by reference to
         1998 between the Championship          Exhibit 10.01 to the
         Committee Merchandising Limited        Registration Statement
         and Avid Sportswear, Inc.

 10.02   Lease dated as of March 1, 1999        Incorporated by reference to
         between F & B Industrial               Exhibit 10.02 to the
         Investments, LLC and Avid              Registration Statement
         Sportswear, Inc.

 10.03   Lease dated as of April 30, 1999       Incorporated by reference to
         between Links Associates, Ltd.         Exhibit 10.03 to the
         and the Company                        Registration Statement

 10.04   Employmnent Agreement dated            Incorporated by reference to
         September 11, 1999 between Barnum      Exhibit 10.04 to the
         Mow and Avid Sportswear, Inc.          Registration Statement
         Avid Sportswear Inc.

 10.05   Trademark License Agreement dated      Incorporated by reference to
         as of May 10, 1999 between Levi        Exhibit 10.05 to the
         Strauss & Co. and Avid Sportswear,     Registration Statement
         Inc.*

 10.06   Employment Agreement dated as of       Incorporated by reference to
         January 1, 1999 between David E.       Exhibit 10.06 to the
         Roderick and Avid Sportswear, Inc.     Registration Statement
         Avid Sportswear Inc.

 10.07   Promissory Note in the original        Incorporated by reference to
         principal amount of $180,000 dated     Exhibit 10.07 to the
         as of June 4, 1999 from the Company    Registration Statement
         to First State Bank

 10.08   Commercial Security Agreement dated    Incorporated by reference to
         as of November 17, 1999 between        Exhibit 10.08 to the
         First State Bank and the Company       Registration Statement

 10.09   Promissory Note dated as of            Incorporated by reference to
         November 17, 1999 in the original      Exhibit 10.09 to the


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


         principal amount of $1,000,000         Registration Statement
         given by the Company to First
         State Bank

 10.10   Business Loan Agreement dated as       Incorporated by reference to
         of November 17, 1999 between First     Exhibit 10.10 to the
         State Bank and the Company             Registration Statement

 11.01   Statement re: Computation of           Not Applicable.
         Earnings

 16.01   Letter on Change in Certifying         Not Applicable.
         Accountant

 21.01   Subsidiaries of the Company            Incorporated by reference to
                                                Exhibit 21.01 to the
                                                Registration Statement

 23.01   Consent of Independent                 Incorporated by reference to
         Accountants                            Exhibit 23.01 to the
                                                Registration Statement

 24.01   Power of Attorney                      Not Applicable.


 27.01   Financial Data Schedule                Incorporated by reference to
                                                Exhibit 27.01 to the
                                                Registration Statement

--------------------
      * The Company has sought confidential treatment of the License Agreement with Levi Strauss & Co. As a result, Exhibit 10.05 has been omitted and filed separately with the Securities and Exchange Commission.


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


                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

DATE: December 17, 1999                    AVID SPORTSWEAR & GOLF CORP.

                                           By: /s/ Earl T. Ingarfield
                                               ---------------------------------
                                           Name:   Earl T. Ingarfield
                                           Title:  President


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